U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                             FORM 10-SB Amendment 1

                            Mariculture Systems, Inc.
         ---------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

             Florida                                           65-0677315
----------------------------------------                 -----------------------
(State or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                              Identification No.)

P.O. Box 968
Lake Stevens, Washington                                          98258
------------------------------------------               -----------------------
(Address of principal executive offices)                       (Zip Code)

Issuer's telephone number: (425) 397-0409

Securities to be registered under Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be registered                                  each class to be registered

        None                                               None
-----------------------------                   --------------------------------

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                   ------------------------------------------
                                (Title of class)

Copies of Communications Sent to:

                                    Mintmire & Associates
                                    265 Sunrise Avenue, Suite 204
                                    Palm Beach, FL 33480
                                    Tel: (561) 832-5696
                                    Fax: (561) 659-5371

Item 1: Description of Business:

(a)        Business Development

           Mariculture Systems, Inc. (the "Company" or "Mariculture") is incorporated in the State of Florida. The Company is not presently trading on an exchange, but intends to apply to have its Common Stock quoted on the Over the Counter Bulletin Board once its Form 10SB has been accepted. Its executive offices are presently located at P.O. Box 968, Lake Stevens, WA 98258. Its telephone number is (425) 397-0409 and its facsimile number is (425) 672-8012.

           The Company was incorporated in the State of Florida on July 8, 1996. On August 22, 1996, the Company entered into a share exchange agreement whereby the Company issued and exchanged 8,800,000 shares of its Common Stock for one hundred percent (100%) of the issued and outstanding stock of Mariculture Systems, Inc., a Washington corporation ("MSIW") (the "Share Exchange"). As a result of that transaction, MSIW became a wholly owned subsidiary of the Company.

           MSIW was incorporated on August 25, 1994 with the goal of becoming a major supplier of proprietary and non-proprietary equipment to the aquaculture industry. MSIW concentrated its initial efforts to fund raising through private placements of its unregistered stock and on the engineering necessary to take the licensed technology to commercial reality via a pilot system for rearing finfish. When MSIW entered into the Share Exchange agreement with the Company and became a wholly owned subsidiary of the Company, MSIW was administratively dissolved on September 19, 1997 with all assets and liabilities transferred to the Company.

           The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on Mariculture's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act").

           Mariculture Systems, Inc. develops, manufactures, and markets proprietary systems that allow commercial "fish farmers" to increase productivity and profits while reducing risks to their crop and limiting environmental impact. The Company has engineered and developed proprietary systems that are manufactured to its specifications by one or more specialty firms. Reinforced Tank Products, Inc. of Drain, Oregon is a primary supplier for the tanks. Other components utilized in the system are either off the shelf items or slightly modified to meet the Company's needs and specifications. Included are pumps by Flygt, generators by Stewart & Stevenson, and many other well-known vendors of marine rated equipment. Marketing and the system sales are actively being handled through both full-time inside sales personnel and part-time sales representatives. An extensive web site (www.sargo.net) is on the Internet and several links to other listings are presently in place. Discussions are underway with advertising agencies to represent the Company's products. Brochures and other media have been produced and are being disseminated on a regular basis. At this time, sales contacts and ongoing discussions have been made with responses to direct inquiries. Additional sales positions are currently being interviewed for expansion of the sales staff. See Part I, Item
1. "Description of the Business - (b) Business of Issuer."

           In April 1996, prior to its acquisition by the Company, MSIW executed a Promissory Note in favor of William Evans, the Company's then current Vice President of Sales, in the amount of eighteen thousand dollars ($18,000) at an interest rate of ten percent (10%) per annum. The Note was in exchange for monies lent by Mr. Evans to the Company for working capital. The Note was payable in full by July 31, 1996. See Part I, Item 2. "Management's Discussion and Analysis or Plan of Operation - Operating Expenses - Interest and Other Income (Expense), Net" and Part II, Item 4, "Recent Sales of Unregistered Securities."

           In July 1996, prior to its acquisition of MSIW, the Company sold 1,200,000 shares of its Common Stock to one hundred nineteen (119) individuals for a total of $12,000. For such offering, the Company relied upon Section 3(b) of the Securities Act of 1933, as amended ("the Act"), Rule 504 of Regulation D promulgated thereunder ("Rule 504"), Section 517.061(11) of the Florida Code,
Section  10-5-9(13) of the Georgia Code,  Section  502.203 (9) of the Iowa Code,
Section 80A.15(Subd. 2)(h) of the Minnesota Code, Section 49:3-50 (b)(9) of the New Jersey Code, Section 90.530(11) of the Nevada Code, Section 35-1-320(9) of the South Carolina Code, Section 48-2- 103(b)(4) of the Tennessee Code, Section 5[581-5]I(c) of the Texas Code and Section 551.23 (11) of the Wisconsin Code. No state exemption was necessary for the sales made to Aruban, Bahamian, Canadian, French or Taiwanese investors. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In August 1996, the Company entered into a share exchange agreement with MSIW, which had been formed on August 25, 1994, and its shareholders. The exchange was made whereby the Company issued 8,800,000 shares of its restricted Common Stock to the shareholders of MSIW for all of the issued and outstanding stock of MSIW. As part of the transaction, David Meilahn, the Company's current President, Secretary, Treasurer and Chairman received 2,226,421 shares of the Company's Common Stock. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506 of Regulation D promulgated thereunder ("Rule 506"), Section 517.061(11) of the Florida Code, Section 10-5-9 (13) of the Georgia Code, Rule ###-##-#### of the Oregon Code and Section 460- 44A-506 of the Washington Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part 1, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In January 1997, the Company executed a second Promissory Note in favor of William Evans, the Company's then present Vice President of Sales, in the amount of ten thousand dollars ($10,000) at an interest rate of ten percent (10%) per annum. The Note was in exchange for monies lent by Mr. Evans to the Company for working capital. The Note was payable in full by April 30, 1997. See
Part I, Item 2. "Management's Discussion and Analysis or Plan of Operation - Operating Expenses - Interest and Other Income (Expense), Net" and Part II, Item 4, "Recent Sales of Unregistered Securities."

           In April 1997, the Company executed a third Promissory Note in favor of William Evans, the Company's then current Vice President of Sales, in the amount of twenty two thousand dollars

($22,000) at an interest rate of ten percent (10%) per annum. The Note was in exchange for monies lent by Mr. Evans to the Company for working capital. The Note was payable in full by December 15, 1997. See Part I, Item 2. "Management's Discussion and Analysis or Plan of Operation - Operating Expenses - Interest and Other Income (Expense), Net" and Part II, Item 4, "Recent Sales of Unregistered Securities."

           In July 1997, the Company issued 31,000 shares of its restricted Common Stock to Corporate Imaging in connection with their production of a corporate profile. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section R14-4-126 of the Arizona Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In July 1997, the Company issued 10,766 shares of its restricted Common Stock valued at $3,122 to Jeff & Jill Caven in connection with their photography services on behalf of the Company. The shares were issued pursuant to Section 4(2) of the Act, Rule 506, Section 58-13B-24(R) of the New Mexico Code and New Mexico Rule 12NMAC11.4.11.2. See Part I, Item 1. "Employees and Consultants"; Part 1, Item 7 "Certain Relationships and Related Transactions" and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In July 1997, the Company issued 14,946 shares of its restricted Common Stock valued at $9,715 to John Sabella as payment for producing brochures on behalf of the company. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item
1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In August 1997, an agreement was entered into whereby the Company issued 54,027 shares of its Common Stock to Stephen Jaeb in exchange for the cancellation of a debt by the Company to Mr. Jaeb in the amount of $54,027. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 and Section 517.061(11) of the Florida Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In April 1998, an agreement was entered into, whereby the Company issued 20,600 shares of its unrestricted Common Stock to Reinforced Tank Products, Inc. in connection with their agreement to provide engineering services at the University of California in Long Beach, California. The services were valued at $20,600. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 and Section 59.035(12) of the Oregon Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions" and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In October 1998, the Company agreed to issue 17,400 shares of its restricted Common Stock to Elaine Meilahn, the wife of David Meilahn, in connection with her bookkeeping services on behalf of the Company. Her services were valued at $8,700. The shares were actually issued in January 2000. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section

460-44A-506 of the Washington Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6 "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In December 1998, the Company sold 1,409 shares of its restricted Common Stock to three (3) investors. No offering memorandum was used in connection with these sales. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506 and Section 109.13 of the Texas Code. See Part II,
Item 4. "Recent Sales of Unregistered Securities."

           In December 1998, a License Agreement was entered into between the Company and David Meilahn, whereby Meilahn assigned a license to utilize a patent to a proprietary fish farming technology. The agreement provides the Company with license rights to Mr. Meilahn's intellectual property, and the Company will in turn develop, manufacture and install products derived from the technology. In consideration of the grant of license by Mr. Meilahn, the Company agreed to pay a one time fee in the amount of two hundred thousand dollars ($200,000) in December 1999, which has not yet been paid, and additionally agreed to pay a quarterly royalty payment of three percent (3%) of total sales of Licensed Technology Products from the agreement date until the final abandonment, expiration, or invalidation of the last remaining patent rights. See Part I, Item 1. "Employees and Consultants"; Part I, Item 2. "Management's Discussion and Analysis or Plan of Operation - Operating Expenses - Interest and Other Income (Expense), Net"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation" and
Part I, Item 7. "Certain Relationships and Related Transactions."

           From December 1998 through April 1999, the Company sold 93,069 shares of its unrestricted Common Stock to twenty two (22) investors. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, Section 11-51-308(1)(j) of the Colorado Code, Section 517.061(11) of the Florida Code,
Section  10-5-9(13) of the Georgia Code,  Section 59.035(12) of the Oregon Code,
Section 48-2-103(b)(4) of the Tennessee Code and Section 551.23 (11) of the Wisconsin Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In April 1999, the Company issued 27,000 shares of its unrestricted Common Stock to Neil Rand in connection with his production of a corporate profile. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 and Section 517.061(11) of the Florida Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In April 1999, an agreement was entered into, whereby the Company issued 11,930 shares of its restricted Common Stock to Sanford Tager, President of Methow Valley Excavating, Inc., in connection with their agreement to dismantle and remove the Company's pilot test site. The services were valued at $11,929.54. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4.

"Recent Sales of Unregistered Securities."

           In March 2000, the Company issued 250,000 shares of its restricted Common Stock to Donald Mintmire in connection with his legal services on behalf of the Company. The shares were issued pursuant to Section 3(b), Rule 701 and
Section 517.061(11) of the Florida Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In March 2000, the Company executed a Promissory Note in favor of Elaine Meilahn, in the amount of fourteen thousand four hundred dollars ($14,400) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The
Note is payable on demand. See Part I, Item 2. "Management's Discussion and Analysis or Plan of Operation - Operating Expenses - Interest and Other Income (Expense), Net", Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item
4. "Recent Sales of Unregistered Securities."

           In March 2000, the Company executed a Promissory Note in favor of David Meilahn in the amount of twenty one thousand nine hundred seventy dollars ($21,970.00) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Mr. Meilahn to the Company for working capital. The Note is payable on demand. See Part I, Item 2. "Management's Discussion and Analysis or Plan of Operation - Operating Expenses - Interest and Other Income (Expense), Net", Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item
4. "Recent Sales of Unregistered Securities."

          In March 2000, pursuant to the Company's Bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Dr. Robert J. Janeczko by an affirmative vote of a majority of the remaining directors. Dr. Janeczko shall serve until election by the shareholders at the 2001 shareholders meeting. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain
Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part 1, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions."

          In March 2000, pursuant to the Company's Bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Don N. Jonas by an affirmative vote of a majority of the remaining directors. Mr. Jonas shall serve until election by the shareholders at the 2001 shareholders meeting. See Part I, Item 1. "Employees and Consultants";
Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part 1, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions."

           In March 2000, the Board of Directors authorized the issuance of one hundred (100) shares of restricted Common Stock of the Company for each member of the Board of Directors when in attendance at quarterly board meetings. The Company will also reimburse direct travel expenses presented by each member of the board. See Part I, Item 1. "Employees and Consultants"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item
5. "Directors,  Executive Officers, Promoters and Control Persons"; Part 1, Item
6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"and Part II, Item 4 "Recent Sales of Unregistered Securities."

           January 2000 through April 2000, the Company sold 32,000 shares of its Restricted Common Stock to seven (7) investors for a total of thirty two thousand dollars ($32,000). The offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 25102.1 of the California Code, Section 80 A.15 Subd. 2(h) of the Minnesota Code, Section 109.13 of the Texas Code, and Section 460-44A-506 of the Washington Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In August 2000, the Company executed a Promissory Note in favor of Elaine Meilahn in the amount of ten thousand six hundred dollars ($10,600) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable in demand. See Part I, Item 2. "Management's Discussion and Analysis or Plan of Operation - Operating Expenses - Interest and Other Income (Expense), Net"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In September 2000, the Company entered into an Employment Agreement with Richard J. Luce ("Luce"), to employ Luce as Vice President of Sales and Marketing. The term of the agreement is for a period of four (4) years and is automatically renewable for one (1) year. Mr. Luce's annual base salary is ninety three thousand five hundred dollars ($93,500.00) for the first year, one hundred thousand forty five dollars ($100,045) for the second year, one hundred seven thousand forty eight dollars ($107,048) for the third year, and one hundred fourteen thousand five hundred forty one dollars ($114,541) for the fourth year. However no salary will be accrued during the first four (4) months of employment. Luce will also receive commission payments of one half percent (0.5%) based on gross sales of the Company products and an additional one half percent (0.5%) for all direct sales by Luce. Luce is also granted the right to purchase up to one hundred thousand (100,000) shares of the Company's restricted Common Stock at a price of four dollars ($4.00) per share. Twenty-five percent (25%) of the options shall become vested on January 1, 2001, and the remaining seventy-five percent (75%) of the options shall become vested at the equal rate of twenty-five percent (25%) upon each successive one (1) year anniversary date of employment. All vested options shall expire with three (3) years from the date of vesting. See Part I, Item 1. "Employees and Consultants"; Part I, Item
4. "Security  Ownership of Certain  Beneficial  Owners and Management";  Part I,
Item 5. "Directors,  Executive Officers, Promoters and Control Persons"; Part I,
Item 6. "Executive Compensation"; and Part I, Item 7. "Certain Relationships and Related

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Transactions."

           In November 2000, the Company executed a Promissory Note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable in demand. See Part I, Item 2. "Management's Discussion and Analysis or Plan of Operation - Operating Expenses - Interest and Other Income (Expense), Net"; Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management";
Part I, Item 5. "Directors,  Executive Officers, Promoters and Control Persons";
Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In November 2000, the Company entered into a Consulting Agreement with Websters' Inc. The Consulting Agreement provides that the Company is to engage Websters' Inc. as a registered professional engineering firm for the purposes of performing the comprehensive design, development and production of a functional integrated commercial SARGO system, and to provide technical support to the installation of the resulting device into SARGO commercial fish rearing vessels. Websters' Inc. agrees to provide approximately two hundred fifty (250) hours of service to the Company, and to accept restricted Common Stock of the Company in lieu of cash payment at a rate of one hundred (100) shares for every one (1) hour of services, or a pro-rata amount thereof, or, upon the approval of the Company's Board of Directors, in a cash amount of one hundred fifty dollars ($150) per hour of service. Websters' Inc. is to receive an initial deposit in advance against the Consulting Agreement of one thousand (1,000) shares of restricted Common Stock of the Company. Payments for services in shares will be presented as a certificate of the restricted Common Stock on a quarterly basis upon approval of the Company's Board of Directors. The agreement also provides that the Company agrees to exchange for cash, at the same rate of value as at original issue, any designated part or the total of all stock issued to Websters' Inc. as a fee from the Consulting Agreement. The exchange for cash will only be in the event that the stock tendered to Websters' Inc. is unable to be sold in a brokers' transaction after a period of one year from the date of issue of the certificate. The agreement expires December 1, 2002. The offering was conducted pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 1. "Employees and Consultants" and Part II, Item 4. "Recent Sales of Unregistered Securities."

           See (b) "Business of Issuer" immediately below for a description of the Company's business.

(b)        Business of Issuer.

General

           The Company was formed in July 1996 and had little or no operations until August 1996, when it acquired MSIW through the Share Exchange. MSIW was incorporated on August 25, 1994 with the goal of becoming a major supplier of proprietary and non-proprietary equipment to the aquaculture industry. MSIW concentrated its initial efforts to fund raising through private placements of its unregistered stock and on the engineering necessary to take the licensed technology to commercial reality via a pilot system for rearing finfish. As a result of the Share Exchange, MSIW became a wholly owned subsidiary of the Company, and then administratively dissolved on September 19, 1997. Mariculture is an aquaculture technology company involved in the business of "farming" aquatic animals and plants. Its principal activity is to develop, manufacture and market proprietary systems that enable commercial fish farmers to increase productivity and profits while reducing risks to their crop and limiting environmental impact. Ultimately, the Company seeks to lead the world in providing turnkey, state-of-the-art equipment solutions for productive farming of the global aquatic resources.

           The Company's independent certified public accountant has referred to the Company as a "going concern" in the Company's financial statements. Accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has a working capital deficiency and faces uncertain conditions regarding its ability to transition from a development stage company to an operating entity that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

World Wide Fishing Industry

             Management's market analysis has found that the world's oceans have been fished nearly to the limits of their sustainable yields. Inasmuch as worldwide environmental degradation of the oceans contributes to the decline of marine life, overfishing is the primary cause of dwindling fish populations. The oceans are not an unlimited reservoir, and human demands are approaching the limits of oceanic fisheries to supply fish.

           Global demand for fresh seafood has steadily increased in recent years. During the 1980's and 1990's, per capita seafood consumption in the United States has also steadily increased. Seafood consumption is projected by management to continue to increase in the coming years. Meanwhile, world population is growing exponentially annually.

          It is widely known that worldwide commercial fishing yields have declined, mostly due to extensive fishing by large-scale industrial operations and often in waters that are becoming increasingly polluted. Catches in all fishing grounds in the Atlantic and Pacific Oceans, as well as the Mediterranean and Black Seas, are in substantial decline with hundreds of fish species endangered or becoming extinct due to overfishing and the human caused pollution of our global oceans.

Aquaculture Industry

          Aquaculture is the art of cultivating the products of water or the raising of fish. It includes the culture of fish, mollusks, crustaceans, algae, seaweed and even bullfrogs and alligators. Fish farming is the process of rearing desirable species of fish in captivity and managing both the fish and their environment to improve growth and reproduction. Fish are reared in fish farms much as farm animals are raised in the barnyard. The fish culturist manages the aquatic environment to protect the fish from predators, parasites and disease. The culturist also feeds the fish and controls water quality to prevent pollution.

           The decline of wild catches during the past decade has spawned new growth in the fish farming industry. As happened with other basic meats, the traditional "hunting" means of providing fish, is now being replaced by a "farming" means, known as aquaculture. This growth in aquaculture created many new fish culture facilities around the world, producing a wide variety of finfish species. Currently, large finfish sea farms cultivate Salmon, Sea Bass and Seabream. Tuna, Sturgeon and Halibut are now being developed and farmed on a small scale.

           The animal aquaculture industry continues to be a large and growing segment of the world's seafood economy. Management expects the world aquaculture production to exceed fifty percent (50%) of seafood consumption in the early 2000's. To meet that demand, management expects that world aquaculture will have to increase production at least five-fold by the year 2025.

Existing Aquaculture Methods

          Aquaculture facilities now operate in lakes, ponds, on land, in the ocean near shore and in the open ocean. Current marine finfish farming techniques employ "open net pens," that are commonly clustered into "farms" located within cold or warm near-shore coastal waters, in warm water ponds as well as in cool water impoundment areas. At this time, the net pens are predominantly used to farm Atlantic salmon. Research is now being performed to develop the techniques and knowledge base to rear many other species of finfish.

          Nearly all open net pen cages are suspended from floating walkways or support structures that are moored near shore. Normally, pens or cages are sized either forty feet square (40 sq. ft.) or fifty feet square (50 sq. ft.) by twenty feet (22 ft.) to forty feet (40 ft.) in depth, although larger nets up to eighty feet (80 ft.) are now being introduced in some farms. Farms typically consist of twenty (20) to eighty (80) cages floating in two (2) to five (5) acres of surface water. These cage operations must be placed in high tidal water exchange locations to maintain adequate levels of dissolved oxygen and to dispose of accumulated fish and food wastes that fall through the nets to the bottom.

          Operation of a net pen facility is relatively labor intensive. As the fish grow in size and require more water flow, the nets must be replaced with different mesh sizes or the fish must be moved from pen to pen. Removal and cleaning of the nets must be performed on a regular basis to reduce marine fouling that grows over and closes the mesh. Constant inspection of the nets is required to find predator damage and immediately repair the nets to avoid escape of the crop. Feeding of the fish is usually performed by hand or with semi-automatic feeders and must be done on a regular schedule to maintain growth. Handling and moving the fish is kept to a minimum as it creates excessive stress and increases mortality losses.

           With net pen facilities, many factors contribute to a high incidence of disease and mortality, resulting in a less than ideal survival rate, thus challenging the net pen farmer's ability to raise fish and maintain profitability. These are:

     * Location - net pens must be located where there is pollution-free high tidal water flow.
     * Diseases - high mortality rate fluctuations due to "red tide" and other shallow water diseases
     * Biological - predators penetrate or damage nets, and eat or release fish crop.
     *    High Food Cost - water currents carry away much of the feed.
     * Environment - discharge of high levels of organic fish waste and pollutants.
     * Scenic View - the increase in shore-side landowners not wanting a facility within sight.

New SARGO(TM) Technology

          Management believes the SARGO rearing system is the first to offer the industry unparalleled control of the growing environment. The system is a floating farm facility that uses methods proven in land-based systems and makes them work in the near-shore ocean and lake locations.

           A SARGO system consists of one (1) or more modular pods. Each pod is composed of four (4), rigid wall, floating fish reservoirs. Each pod also has a centralized service platform fitted with required pumps, feeding equipment and sensor control systems. Ideal, deep source water is pumped into the reservoirs continuously, replenishing oxygen levels for the fish and providing a water current "raceway" for the fish to school naturally. One hundred percent (100%) of the solid fish waste and other organic matter is collected for disposal in a waste management and optional treatment system.

           In a typical farm, there are multiples of pods, each of which provide the fish raising ability of over forty (40) net pens. A SARGO farm, physically equivalent in site size to the largest net pen farms currently in operation, would produce approximately eight thousand (8,000) metric tons of salmon per year. The production capacity of the comparably sized net pen operation is only 1,000 metric tons per year.

Technology Comparison

           There are many advantages that the SARGO system offers over its biggest current competitor, the common net pen. The system can substantially reduce operating costs through improved feed management, reduced labor and eliminating the predator losses and fish escapes that plague all net-pen operators. In addition, the system offers unprecedented control over waste containment, water flow and oxygen, permitting three hundred percent (300%) and higher stocking densities. A fully contained SARGO system offers the finfish farmer complete control of the fish- rearing environment leading to the lowest production cost per pound of fish.

           Many of the key SARGO features provide advantages so pronounced, that when compared to current net pen technology, management believes the system will create new environmental and regulatory standards for commercial fish farming facilities. Such concerns, as discussed under "Existing Aquaculture Methods", are quickly resolved with a SARGO system. Management's research has created the following chart, which estimates the comparison of these specific attributes and the SARGO benefits:

                    Traditional Net Pens                                  SARGO System
ENVIRONMENTAL       Fish waste and excess food accumulations              Controlled removal of food and organic waste for
STANDARDS           beneath pens are cause for significant                treatment or disposal minimizes environmental
                    environmental concern among regulatory                controversies.  Provides regulatory agencies with
                    agencies, environmentalists and public interest       viable alternatives for permitting as aquaculture
                    groups.                                               proliferates.

CONTAMINATION       Danger of 50% to 100% crop losses from toxic          Phytoplankton bloom phenomena do not occur at
CONTROL             phytoplankton blooms that thrive in surface           depths from which water is supplied. Surface
                    waters.  No control is currently available.           water pollution avoided since source is a clean
                                                                          deep-water site.

SURVIVAL            Source of growth environment water is from            Nonporous rigid pen reservoir isolates fish from
RATES               surface down to 40 feet.  Very limited control        surrounding environment.  Growth environment
                    over environment characteristics. Survival rates      water controlled by supply from desired depths.
                    less than ideal.                                      Survival rates expected to consistently reach 95%
                                                                          or more.

DISEASE ISOLATION   No control over spread of disease to adjacent         Independent pen environment provides significant
                    pens.  Indiscriminate or uncontrolled use of          control over disease outbreak and transmission.
                    medicines results in highly erratic effectiveness     Allows for discriminate use of antibiotics for
                    and can negatively impact surrounding ecology.        more consistent results and reduced ecological
                                                                          side effects.

PREDATION           Very susceptible to predation losses from seals,      Impenetrable, opaque, rigid-wall reservoir shields
LOSS                sea lions, dog fish, otters and other predators.      fish crops from predators, eliminates predation
                                                                          losses.

STRESS              Stress is caused by all the above factors. It is      Growth environment control reduces stress
                    the major factor in disease outbreak and subsequent   factors.  Promotes greater fish growth and higher
                    mortality.                                            survival rates.

OXYGEN              Loading densities per pen volume are limited by       Pumped water provides sufficient water exchange
LEVELS              surface water exchange, oxygenation levels and        and oxygenation levels to support 3 to 5 times
                    temperature.  All of which vary greatly by            greater fish loading densities per comparable pen
                    location and by tidal action.                         volume.  Reduces farm size and capital costs thus
                                                                          yielding better profits.

TEMPERATURE         Susceptible   to  variable   surface   water          Water pumped from 60 to 200+ feet source, provides
CONTROL             conditions which  stress  organisms  and slow         stable temperature and salinity control.  Environment
                    growth.   Water temperatures and salinity             is consistent with species requirements that promote
                    characteristics at near surface levels not            optimal growth and health.
                    optimal for many species.  Warmer water promotes      requirements that promote optimal growth and
                    disease outbread.                                     health.

PRODUCT             Lack of open water current discourages fish from      Controlled current flow promotes schooling and
QUALITY             exercising thus lowering flesh quality.               continuous exercise, resulting in more consistent
                                                                          firm flesh characteristics.

FEED                Open net pen design contributes to loss of feed       Collection and analysis of waste by-products
UTILIZATION         through the netting and increased feed costs.         maximizes feed utilization and helps reduce over-
                                                                          feeding waste and excess costs.

SYSTEM              Nets require replacement every 3-4 years,             Reservoir life estimated at 30 years plus.  Reduces
MAINTENANCE         increasing capital costs.  Cleaning, repair,          long term capital costs.  Less maintenance and
LIFE                maintenance and labor costs are high.  Frequent       cleaning required.  Minimizes fish handling and
                    cleaning and repair increases fish stress.            the resulting stress.

PERMITTING and      Lengthy and costly permitting process.  Many          Offers alternatives for speedier regulatory
LICENSING COSTS     sites are not available for permitting due to         permitting.  Sites are made available that would
                    environmental issues.                                 not be possible for open net pens.

Product Development

          Mariculture developed the SARGO design with over three (3) years of research into addressing the aquaculturists' needs and engineering a sustainable alternative. All major design work was done by the Mariculture staff and outside consulting engineers were used for evaluation of the subsystems and various issues associated with water based platforms. Patents are issued or pending on all proprietary system and software designs. (See "Patents, Copyrights and Trademarks").

           The Company produced and installed a full-scale demonstration unit at a pilot site in June 1996. The scope of the project at National Marine Fisheries Service ("NMFS") was a pilot-scale test of a new concept in floating aquaculture systems for the marine culture of finfish. The project, a 24-month trial, was to test the economic and technical feasibility of floating, rigid-wall circular tank systems containing Atlantic salmon. Permission to place the test facility, with no cost to the governing agencies, at the existing NMFS site was obtained through earlier Orders issued by the United States Department of Commerce, National Oceanic and Atmospheric Administration for the NMFS. There was no formal contract regarding this test site. Mariculture was allowed by National Marine Fisheries Service, of the United States Department of Commerce, to utilize a portion their existing permit from the United States Corp of Engineers.

           Cooperation between NMFS and Mariculture was consistent with federal science policy elements establishing working relationships with the private sector (Stevenson-Wydler Technology Innovation Act of 1980 {P.L. 96-480}, and the Technology Transfer Act of 1986 {P.L. 99-502}. Cooperation is likewise consistent with recent NFMS policy and goals regarding development of sustainable aquaculture through improving the efficiency and profitability of aquaculture production systems.

           In addition, the Department of Commerce Administrative Order 217-19, dated November 13, 1986, entitled "Use of Department of Commerce Facilities for Proprietary or Non-Proprietary Research Purposes" states in part that specialized Federal facilities, laboratories, observatories, vessels, aircraft, and scientific equipment are a high-cost national resource that should be used to the maximum. The Department encourages sharing these resources for research by Federal agencies and, when appropriate, by State and local governments, educations institutions, and the private sector. This order consolidates existing authorities, procedures, and responsibilities for managing the use of Commerce facilities under these circumstances. Under the conditions established in this Order, the head of an operating unit will allow the use of specifically designated facilities by scientific and other qualified outside individuals and entities. These directives permitted Mariculture the benefit of using a free site for its pilot test.

         Fish were installed in the test site unit in October 1996 with harvest of the crop accomplished in August 1997. The demonstration unit performed very effectively and beyond original expectations. The fish growth characteristics of the system have been verified to exceed all parameters. As a result of the demonstration unit, the economic model has been confirmed and updated. The pilot was done as a comparison to a traditional net-pen system, and the comparison results are approximated in the following table:

Food Conversion Ratio
         (ratio of feed to produced muscle tissue):  1.26/lb                    1.40/lb
Mortality rate:                                      3.5%                       20%
Time to grow to marketable size:                     10 months                  13-14 months
Cost of Production:                                  $1.24/lb                   $1.65/lb
Harvest Densities:                                   29.4 kg per cubic meter    15 kg per cubic meter
Sediment quality:                                    no impact                  Benthic (sea floor) kill zones observed
Red tide bloom:                                      zero mortality             $3 million loss
Predation:                                           zero loss                  40,000 fish lost
Escapement:                                          none                       300,000 Atlantic salmon escaped

           Due to the results achieved to date, several environmental groups in the United States and Canada have contacted Mariculture. Recent lawsuits against fish farming and the endangered species issues have cited the need that the aquaculture industry must use the best currently available technology to raise fish. These lawsuits have named Mariculture's SARGO technology as a basis for comparison.

           In November 2000, the Company entered into a Consulting Agreement with Websters' Inc. The Consulting Agreement provides that the Company is to engage Websters' Inc. as a registered professional engineering firm for the purposes of performing the comprehensive design, development and production of a functional integrated commercial SARGO system, and to provide technical support to the installation of the resulting device into SARGO commercial fish rearing vessels.

Business Strategy

           Currently, the Company has no contracts in place for sale of a SARGO system. Any discussion of business strategy contained herein is therefore contingent upon the ability of the Company to continue as a going concern.

           The Company intends to exploit its leading edge technology to replace the use of inferior net pen products currently in use. Additionally, the Company aspires to eliminate the increasing problem of water pollution as it affects current fish farming operations, decrease vulnerability to occurrences such as red tides and predation and to provide consumers with more efficiently raised fish products which will result in a cost savings to the farm and ultimately to the end consumer.

           Generally, the Company plans to continue to research and further develop its product and to market its existing product to potential customers. The Company's revenues are dependent on the volume of sales from its products and services it provides.

           Revenues from sales and services are recognized in the period in which sales are made or services are provided. The Company's gross profit margin will be determined in part by its ability to estimate and control direct costs of manufacturing and production costs and its ability to incorporate such costs in the price charged to customers and clients.

Marketing and Distribution

Marketing

           Management's research has found that the worldwide market for aquaculture is growing rapidly. From the early 1980's to the early 1990's the market grew tremendously. Management expects the world aquaculture production to exceed fifty percent (50%) of seafood consumption in the early 2000's.

           To meet that demand, management expects that world aquaculture will have to increase production at least five-fold by the year 2025. Management projects that the total aquaculture capital equipment market will grow to over $8 billion by the year 2003, and that finfish aquaculture equipment will grow to over $5 billion by the end of 2003. Mariculture believes it needs to capture less than two percent (2%) of the total finfish aquaculture capital equipment market to meet its projections.

           Tremendous marketing opportunities continue to develop for SARGO throughout the world as extraordinary political pressures intensify to address endangerment and extinction of various finfish species. In Japan, where food resource security is a high government priority, the government has set up an incentive funding program to subsidize fish farms that invest in environmental technology.

           A persuasive argument can be made for purchasing a SARGO considering its environmental compliance capabilities alone. However, Mariculture management believes the primary purchase motivation for its environmentally engineered systems will come from the system's ability to greatly reduce the cost of rearing fish.

           Marketing's initial objective was to build a SARGO pilot facility installation. A Pacific Northwest commercially permitted farm location was chosen for convenience of access. This first facility was installed with the support of the National Marine Fisheries Service at their existing site with existing permits in Manchester, Washington. The size and production capabilities of the pilot farm were designed to allow for direct extrapolation of all production data.

           Mariculture will market its state-of-the-art SARGO fish rearing technology based on its' superior return on investment results and environmental design versus traditional means, Mariculture's customer service and a guaranteed yield.

Financial Model

           A comprehensive Return On Investment, (ROI) computer based sales tool will be used by the Company, allowing a potential system customer to enter various Mariculture system data inputs to determine realistic farm financial results. This model has been completed for salmon and is currently being developed for mahi-mahi and trout.

Turnkey Service

           The SARGO system is sold as a turnkey installation that will be fully operational when turned over to the customer. Mariculture will offer its customers a complete customer service program consisting of site survey assistance, system installation and contracted farm operation support. Mariculture Systems do not include any site work, ground tackle or shore based equipment. A basic system is sold as four tanks, a service module with emergency power, water handling pumps and basic oxygenation controls. Liquid oxygen tanks, shore power, feeding equipment, crew quarters, etc. are all the responsibility of the customer. The Company may sell its products and services piecemeal, or as an entire installation, and the responsibility for installation is to be negotiated between the Company and the customer. All negotiated terms are then incorporated into the contract. If a customer under contract so desires, the Company will oversee the installation and startup of this equipment.

Product and Species Diversification

           Providing the turnkey solution involves the acquisition and development of additional products and services that benefit the customer by providing ready availability from a single source and peace of mind. This may range from PC based remote monitoring solutions to outfitting and providing workboats. These peripheral products may be necessary for the Company to become a full service provider to the aquaculture marketplace. New technologies for raising finfish and shellfish may be sought, so that the Company may expand its line to meet the demand for high value species.

Guarantee

           SARGO fish rearing systems can be sold with an industry precedent setting limited warranty, conditionally guaranteeing a specific fish crop yield minimum. This fish crop yield number is expected to be a conservative total fish volume which, however, is a noteworthy improvement over traditional net pen yields and well within SARGO technology yield potential. The warranted total fish volume would be documented in a performance based contract between the Company and its customers. Both parties are expected to agree to provide specific farm functions whose results are to be cooperatively, periodically, measured and documented so as to maximize desired results. The Company knows of no other supplier of aquaculture systems that offers its customers a warrantee on the amount of yield the system will produce. Currently, the Company does not have any warranty contracts in place with any of its customers. If the purchaser desires, the Company will negotiate with the individual purchaser, the terms of which would be defined at each circumstance. The Company will report any such contracts upon entering into them.

Global Marketing of the SARGO System

           After publicizing the Company's success in its pilot program, Mariculture hopes to leverage the expected media attention to acquire interested distribution channels. Mariculture also expects to aggressively pursue selected strategic relationships to quickly place the SARGO technology in Latin America, Asia, the Middle East and the Mediterranean while focusing the Company's direct sales effort in North America and Europe. Although there are moratoriums in the United States and Canada, there is partial lifting of the moratorium in favor of new technology that would demonstrate a positive environmental impact. The policy reason for the moratoriums is that the old technology, the net pen systems, have a negative effect on the biological balance of the waters due to the waste that is dropped onto the sea floor and excreted into the surrounding waters. The SARGO System contains the waste and so the negative environmental impact is not an issue. However, the moratorium still inhibits the possibilities of some new installations, but this does not impact the "retro-fitting," or the replacement of parts of existing sites. The Company therefore would not be inhibited from servicing and replacing parts of existing systems.

Distribution

           The Company has spoken with representatives of governments, corporations and individuals worldwide that have an interest in aquaculture. These meetings may generate future sales opportunities for the Company. In addition, the Company has spoken with several government and corporate entities in developing countries that have targeted aquaculture as a significant area for growth.

           The following are a variety of potential SARGO purchasers to be targeted by the Company's marketing team:

EXISTING NET PEN FISH FARMERS: Current users of traditional net pen fish rearing systems offer Mariculture its greatest potential customer base. Small, standard SARGO modules or reservoirs can be supplied for retrofit installation into existing net cage permitted areas. A new four (4) reservoir SARGO with pumps and service platform is available for either new fish farms or additions to existing farms. Existing net pen fish farmers can easily justify exclusive use of Mariculture systems in the future once they are convinced by the advantages inherent to SARGO technology.

FOOD CORPORATIONS: Several large processors of chicken, beef, pork, and turkey currently own sizable seafood concerns and are interested in producing their own competitively priced "home grown" fish. This fulfills their goals to augment their existing seafood processing operations and to provide the United States domestic market, which is highly dependent on imports, with a constant supply of fish. Many of these companies are not yet aware of SARGO technology, but they currently manage their other meat operations utilizing similar methods.

FISH PROCESSING & EQUIPMENT COMPANIES: Fish processing is a highly seasonal business and in recent years one of increasingly great uncertainty over fish supplies. Many fish processing companies also own and operate fishing vessels that compete for limited fish resources along with their customers. These companies are now forced to look for alternative, year around sources of fish.

Other companies supplying essential products to farming operations, such as equipment, feed, and medications are potential customers with channels for global distribution and could become VAR's (Value Added Resellers).

COMMERCIAL FISHERMEN: Over the last several years, depletion of natural fish stocks has significantly affected commercial fishermen's personal cash flows. These commercial fishing revenues are declining very rapidly, are highly seasonal and subject to canceled seasons. There is growing interest from these independent operators in fish farming as a means to provide a sustainable year round income.

FISH RESEARCH FACILITIES: Fish research has increased as native fish populations decrease worldwide. These research labs require technology for rearing juvenile and adult aquatic species.

Status of Publicly Announced Products and Services

          The SARGO System is ready for purchase at any time. If an order were placed today, the Company would require two to three months to complete the engineering evaluations plus another two months to begin fabrication and installation. Installation of a basic system would normally be expected to be complete within six months from date of order. A basic system is sold as four tanks, a service module with emergency power, water handling pumps and basic oxygenation controls.

          Mariculture has no other products at this time. The expected sales price of a basic SARGO installation in the US would be approximately $2,000,000.

Competition

           The market is highly fragmented with no leader. Direct competitors supplying the finfish aquaculture equipment industry include the makers of net pen systems, high-energy open ocean pens, bag type pens and land-based recirculating systems.

           There are new technology advancements in land-based aquaculture systems that are being successfully applied in fish farms in Northern Europe. These advancements eliminate most of the noted challenges against net pens, however at a prohibitive cost. The SARGO System evolved as a lower cost variant of these land-based concepts, but is a self contained floating system located near shore with access to deep water.

           Current natural stocks of fish have been over-fished and impacted to the point that the fishery in certain areas has disappeared or is discontinued. This bodes well for aquaculture as an alternative to supply the demand for those diminished resources. However, traditional wild harvests are still considered the profitable industry to support and subsidize. This commitment to established methods has slowed the growth of aquaculture and competes with Mariculture's ability to sell.

           Mariculture's initial focus is to gain a significant share of the new sales and potential retrofit sales opportunities for near shore finfish rearing systems. This directly targets the Company at farms that are raising primarily salmonids in the Northern Hemisphere. Open net pen technology, whether located near shore or offshore, is the major competitor to a floating, near shore, rigid wall fish rearing system. This net pen technology and the fish farming industry's robust growth in total fish capacity during the last 15 years has been reinforced principally by an infrastructure of well established vendors. These firms are supplying fishing nets, rubber, galvanized metal and plastic products to commercial fishermen. Fishing nets combined with the flotation gear are the predominant materials used in salt-water aquaculture to enclose commercial fish crops. As a consequence, several fish net and plastics manufacturers have diversified into supplying floating net pen systems to the fish farming industry.

           Net pen or net cage systems today are not just nets with simple flotation. Rather, they are cage systems that range from offshore semi-submersible structures to robust steel platforms. These platforms can be self-contained with automated centralized feeding and processing systems. Most of our competitors provide additional products, such as work boats, mooring systems, processing equipment and feeding systems in an effort to be "a total solution" company to their customers. The leading suppliers of aquaculture net pen systems are located in Norway, Sweden Ireland, Scotland, Canada and recently, Japan.

           Wavemaster Ltd.,based in Ireland with manufacturing and sales offices in Vancouver, British Columbia, Canada is the largest aquaculture facility producer. The volume of fish reared from these net pens represents 2.5% of the world salmon production but only 0.16% of the world finfish production. Wavemaster Ltd. has sold installations in Scotland, Ireland, Greece, Canada, the Faroe Islands, Iceland and the Middle East. This firm also supplies other equipment such as landing stages, net washers and workboats.

           Only one of the ten most prominent net pen suppliers, Ocean Spar Technologies of Bainbridge Island, Washington is based in the United States.
Their operation primarily focuses on providing a very large submersible tensioned netting system that may be raised and lowered as desired. Their product is used primarily for deep water and high current locations. Therefore, Mariculture's initial competition in the Pacific Northwest will be principally from foreign, primarily European, based companies. Many net pen systems are sold as turnkey operations with floats, nets, walkways and moorage included in the capital costs. All replacement components are priced and sold on an individual basis.

           Moratoriums exist in the United States, Canada and other locations around the world preventing the installation of new fish farms that use the old technology. Countries with national agendas, such as Norway, Chile and Japan, that are pushing aquaculture as a high agribusiness opportunity are target markets for Mariculture and offer the least resistance to the introduction of new technology.

           One of the alternative competitive technologies utilized in recent years has been some unsuccessful attempts to grow salmon in floating barges. High start up costs, relatively high production costs, and low fish volume densities identified this as a noncompetitive means of rearing salmon in salt water. The bag system is another limited success product that uses a non-porous flexible membrane in place of an open net. These systems solve some of the problems but only work in the calmest of waters due to loss of shape in rough currents and difficulties associated with maintenance and mooring.

           The Aquaculture industry in general is very competitive, with several major companies involved. The Company will be competing with larger competitors in international, national, regional and local markets. In addition, the Company may encounter substantial competition from new market entrants. Many of the Company's competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. There can be no assurance that the Company will be able to complete effectively against such competitors in the future.

Sources and Availability of Raw Materials

           The materials needed to produce the SARGO system and related aquaculture products are widely available from numerous third parties for rent or for sale. These materials include post- stressed wood, high density polyethylene, polystyrene foam, Alaska yellow cedar, treated fir, zinc galvanized steel, fiberglass reinforced plastic and/or polyester resin, plastic film, fiberglass and fish food. The final product is then manufactured and produced by the Company. No shortage of materials is expected in the foreseeable future.

Dependence on one or few customers

           Presently, the Company has no customers. The Company will rely heavily on its quality of technology, products and services, in providing its customers with turnkey service, and being a full service provider to the aquaculture customers. Should Mariculture obtain customers in the future, it is likely to depend heavily on their business, as it is likely to represent all or significantly all of the Company's source of income. If the Company is unable to attain this customer base, this may have a material adverse effect on the Company.

Patents, Copyrights and Trademarks

           The Company intends to protect its original intellectual property with patents, copyrights and/or trademarks as appropriate.

          Mariculture developed the SARGO design with over three (3) years of research into addressing the aquaculturists' needs and engineering a sustainable alternative. All major design work was done by the Mariculture staff and outside consulting engineers were used for evaluation of the subsystems and various issues associated with water based platforms. Patents are issued or pending on all proprietary system and software designs.

           To date, the Company has registered one (1) patent. Mr. Meilahn is the originator of the SARGOTM concept and has been awarded United States Patent # 5,762,024 titled "Aquaculture System."

           To date, the Company has one (1) Canadian patent pending.

           In December 1998, a License Agreement was entered into between the Company and David Meilahn, whereby Meilahn assigned a license to utilize a patent to a proprietary fish farming technology. The agreement provides the Company with license rights to Mr. Meilahn's intellectual property, and the Company will in turn develop, manufacture and install products derived from the technology. In consideration of the grant of license by Mr. Meilahn, the Company agreed to pay a one time fee in the amount of two hundred thousand dollars ($200,000) in December 1999, which has not yet been paid, and additionally agreed to pay a quarterly royalty payment of three percent (3%) of total sales of Licensed Technology Products from the agreement date until the final abandonment, expiration, or invalidation of the last remaining patent rights. Since the agreed upon fee for such license has not yet been paid to Mr. Meilahn, he therefore retains the right to pull the grant of his license at any time. As an officer to the Company, Mr. Meilahn has not yet pulled the grant to this license, and has indicated that he does not intend to do so. In the event Mr. Meilahn does pull the grant to his license, the company would no longer be able to sell any products related to his license. There are other aquaculture products, equipment and services that the Company would still be able to provide, but the Company would have to revise its direction and product line. See Part I, Item 1. "Employees and Consultants"; Part I, Item 2. "Management's Discussion and Analysis or Plan of Operation - Operating Expenses - Interest and Other Income (Expense), Net"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation" and
Part I, Item 7. "Certain Relationships and Related Transactions."

Governmental Regulation

           There are currently no uniform set guidelines or cooperative regulations that an installer of fish farming equipment may follow to obtain installation and operation permits. It depends upon the site chosen for the system. There exists a myriad of regulations on the local, state, provincial and federal levels in most developed countries. In the United States most aquaculture guidelines have been established by the federal government by the National Oceanic and Atomospheric Administration and the National Marine Fisheries Service. The process of obtaining all of the necessary permits usually begins with the local governments, such as a State Department of Ecology, which controls and monitors water quality and water use, specifically those managing the various waters where a permit is intended for salt water, fresh water, navigable waters and whether the waters are under state or federal control. However, it is the responsibility of the purchaser or farm operator of a system to obtain a site and to acquire the correct permits for installation of the system. Since the Company is only in the business of selling the systems or parts to the system and servicing the systems, there is no governmental regulation on its sales or servicing, and therefore is not required by the government to obtain any such permits. The Company is also not required to nor does it assist the customer in obtaining whichever necessary permits are required for their site.

State and Local Licensing Requirements

           The regulations in the United States that impact SARGO are those licensing provisions mandated by virtually all jurisdictions where fish farms are placed. These licensing requirements pose no hindrance to the Company, as it is the sole responsibility of the owner or operator of the system to obtain the necessary permits. It is their responsibility to show the Company proof of permitting prior to contract for installation of a system. In most instances, the owner or operator will already have permits available that permit increasing the production capacity of an existing permitted farm site.

Effect of Probable Governmental Regulation on the Business

           The Company does not expect that any law presently in place or proposed will negatively impact the sale or operation of SARGO Sytems. Regulations vary from one location or jurisdiction to another, thus the Company cannot measure the affect until an actual application for a permit for a particular site is made. If the customer is unable to obtain a permit for a particular site, they can apply in another jurisdiction. If the customer is unable to obtain a permit in any jurisdiction, then it would impact the Company's sales of such systems.

           Most regulations of fish farms address the issue of discharge of uneaten food and expelled solid fecal waste into the surrounding waters of the farm and thus endangering marine life on the seafloor. The Company's SARGO system does not expel food or waste into the surrounding waters as it is a contained system, and thus eliminates the claim of endangering marine life on the seafloor. Therefore these controls do not affect the SARGO system. At this time, the Company knows of no other fish rearing systems that have this capacity.

Cost of Research and Development

           For fiscal year 1998 the Company expended twenty three thousand two hundred seventy seven dollars ($23,277) and for fiscal year 1999, the Company expended three thousand eight hundred fifty one dollars ($3,851) on research and development efforts. At the current time, the costs associates with research and development are bourne primarily by subscribers to the Company, and secondarily from additional debt financing. The costs associated with research and development are currently not bourne directly by the customer, however there is no guarantee that such costs will not be bourne by customers in the future and, at the current time, the Company does not know the extent to which such costs will be bourne by the customer, if at all.

           New technologies for raising finfish and shellfish will be sought, so that the Company may expand its line to meet the demand for high value species. Constant research and improvements will attempt to keep the productivity above any other competitor entering the market. The Company is developing additional engineering improvements especially in the waste collection and treatment functions of the system. The Company is improving the performance, reducing the cost of manufacturing and ultimately expects to take at least 15% out of the overall cost.

           Mariculture will also pursue various government-sponsored technology and research grants targeted at programs for environmental mitigation and aquaculture or fisheries enhancement.

Cost and Effects of Compliance with Environmental Laws

          The major cost of fish farming's compliance with environmental laws is in the management of fecal and food waste released by the farms net installations. SARGO offers as an option for an environmentally friendly waste treatment facility that is incorporated directly into the daily operation of the facility. The discharge from this United States Coast Guard rated plant is suitable for any navigable waterway in the world. At this time, SARGO can exceed the requirements of virtually any restriction imposed by governments on fish farms. Management believes that SARGO is a favored product because it does not release waste byproducts to the environment.

Employees and Consultants

           At June 30, 2000, the Company employed four (4) persons. Two (2) of these employees are full time, and two (2) of these employees are part-time. None of these employees are represented by a labor union for purposes of collective bargaining. The Company considers its relations with its employees to be excellent. The Company plans to employ additional personnel as needed upon product rollout to accommodate fulfillment needs.

           In August 1996, the Company entered into a share exchange agreement with MSIW, which had been formed on August 25, 1994, and its shareholders. The exchange was made whereby the Company issued 8,800,000 shares of its restricted Common Stock to the shareholders of MSIW for all of the issued and outstanding stock of MSIW. As part of the transaction, David Meilahn received 2,226,421 shares of the Company's Common Stock. This offering was conducted pursuant to
Section 4(2) of the Act,  Rule 506,  Section  517.061(11)  of the Florida  Code,
Section 10-5-9 (13) of the Georgia Code, Rule ###-##-#### of the Oregon Code and
Section 460-44A-506 of the

Washington Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item
4. "Recent Sales of Unregistered Securities."

           In July 1997, the Company issued 31,000 shares of its restricted Common Stock to Corporate Imaging in connection with their production of a corporate profile. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section R14-4-126 of the Arizona Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In July 1997, the Company issued 10,766 shares of its restricted Common Stock valued at $3,122 to Jeff & Jill Caven in connection with their photography services on behalf of the Company. The shares were issued pursuant to Section 4(2) of the Act, Rule 506, Section 58-13B-24(R) of the New Mexico Code and New Mexico Rule 12NMAC11.4.11.2. See Part 1, Item 7 "Certain Relationships and Related Transactions" and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In July 1997, the Company issued 14,946 shares of its restricted Common Stock valued at $9,715 to John Sabella as payment for producing brochures on behalf of the company. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item
7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In April 1998, an agreement was entered into, whereby the Company issued 20,600 shares of its unrestricted Common Stock to Reinforced Tank Products, Inc. in connection with their agreement to provide engineering services at the University of California in Long Beach, California. The services were valued at $20,600. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 and Section 59.035(12) of the Oregon Code. See Part I, Item 7. "Certain Relationships and Related Transactions" and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In October 1998, the Company agreed to issue 17,400 shares of its restricted Common Stock to Elaine Meilahn, the wife of David Meilahn, in connection with her bookkeeping services on behalf of the Company. Her services were valued at $8,700. The shares were actually issued in January 2000. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6 "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In December 1998, a License Agreement was entered into between the Company and David Meilahn, whereby Meilahn assigned a license to utilize a patent to a proprietary fish farming technology. The agreement provides the Company with license rights to Mr. Meilahn's intellectual property, and the Company will in turn develop, manufacture and install products derived from the technology. In consideration of the grant of license by Mr. Meilahn, the Company agreed to pay a one time fee in the amount of two hundred thousand dollars ($200,000) in December 1999, which has not yet been paid, and additionally agreed to pay a quarterly royalty payment of three percent (3%) of total sales of Licensed Technology Products from the agreement date until the final abandonment, expiration, or invalidation of the last remaining patent rights. See Part I, Item 2. "Management's Discussion and Analysis or Plan of Operation - Operating Expenses - Interest and Other Income (Expense), Net"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation" and
Part I, Item 7. "Certain Relationships and Related Transactions."

           In April 1999, the Company issued 27,000 shares of its unrestricted Common Stock to Neil Rand in connection with his production of a corporate profile. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 and Section 517.061(11) of the Florida Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In April 1999, an agreement was entered into, whereby the Company issued 11,930 shares of its restricted Common Stock to Sanford Tager, President of Methow Valley Excavating, Inc., in connection with their agreement to dismantle and remove the Company's pilot test site. The services were valued at $11,929.54. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In March 2000, the Company issued 250,000 shares of its restricted Common Stock to Donald Mintmire in connection with his legal services on behalf of the Company. The shares were issued pursuant to Section 3(b), Rule 701 and
Section 517.061(11) of the Florida Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In March 2000, pursuant to the Company's Bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Dr. Robert J. Janeczko by an affirmative vote of a majority of the remaining directors. Dr. Janeczko shall serve until election by the shareholders at the 2001 shareholders meeting. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part 1, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions."

           In March 2000, pursuant to the Company's Bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Don N. Jonas by an affirmative vote of a majority of the remaining directors. Mr. Jonas shall serve until election by the shareholders at the 2001 shareholders meeting. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part 1, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions."

           In March 2000, the Board of Directors authorized the issuance of one hundred (100) shares of restricted Common Stock of the Company for each member of the Board of Directors when in attendance at quarterly board meetings. The Company will also reimburse direct travel expenses presented by each member of the board. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part 1, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"and Part II, Item 4 "Recent Sales of Unregistered Securities."

           In September 2000, the Company entered into an Employment Agreement with Richard J. Luce to employ him as Vice President of Sales and Marketing. The term of the agreement is for a period of four (4) years and is automatically renewable for one (1) year. Mr. Luce's annual base salary is ninety three thousand five hundred dollars ($93,500.00) for the first year, one hundred thousand forty five dollars ($100,045) for the second year, one hundred seven thousand forty eight dollars ($107,048) for the third year, and one hundred fourteen thousand five hundred forty one dollars ($114,541) for the fourth year. However no salary will be accrued during the first four (4) months of employment. Luce will also receive commission payments of one half percent (0.5%) based on gross sales of the Company products and an additional one half percent (0.5%) for all direct sales by Luce. Luce is also granted the right to purchase up to one hundred thousand (100,000) shares of the Company's restricted Common Stock at a price of four dollars ($4.00) per share. Twenty-five percent (25%) of the options shall become vested on January 1, 2001, and the remaining seventy-five percent (75%) of the options shall become vested at the equal rate of twenty-five percent (25%) upon each successive one (1) year anniversary date of employment. All vested options shall expire with three (3) years from the date of vesting. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; and
Part I, Item 7. "Certain Relationships and Related Transactions."

           In November 2000, the Company entered into a Consulting Agreement with Websters' Inc. The Consulting Agreement provides that the Company is to engage Websters' Inc. as a registered professional engineering firm for the purposes of performing the comprehensive design, development and production of a functional integrated commercial SARGO system, and to provide technical support to the installation of the resulting device into SARGO commercial fish rearing vessels. Websters' Inc. agrees to provide approximately two hundred fifty (250) hours of service to the Company, and to accept restricted Common Stock of the Company in lieu of cash payment at a rate of one hundred (100) shares for every one (1) hour of services, or a pro-rata amount thereof, or, upon the approval of the Company's Board of Directors, in a cash amount of one hundred fifty dollars ($150) per hour of service. Websters' Inc. is to receive an initial deposit in advance against the Consulting Agreement of one thousand (1,000) shares of restricted Common Stock of the Company. Payments for services in shares will be presented as a certificate of the restricted Common Stock on a quarterly basis upon approval of the Company's Board of Directors. The agreement also provides that the Company agrees to exchange for cash, at the same rate of value as at original issue, any designated part or the total of all stock issued to Websters' Inc. as a fee from the Consulting Agreement. The exchange for cash will only be in the event that the stock tendered to Websters' Inc. is unable to be sold in a brokers' transaction after a period of one year from the date of issue of the certificate. The agreement expires December 1, 2002. The offering was conducted pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

Risk Factors

           Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

           1. History of Losses. Although the Company has been in business since July 1996, it is still in the development stage. As of December 31, 1999, the Company had total assets of $57,802, a cumulative net loss of $1,017,187, with no revenues and a stockholders deficit of $281,053. As of December 31, 1998, the Company had total assets of $52,650, a cumulative net loss of $990,516 on no revenues and stockholders deficit of $286,382. Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenue will occur in the future. Moreover, the Company expects to continue to incur operating losses through at least fiscal 2000, and there can be no assurance that losses will not continue thereafter. The ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. The Company is subject to all of the risks inherent in the operation of a development stage business and there can be no assurance that the Company will be able to successfully address these risks.

           2. Minimal Assets. Working Capital and Net Worth. As of December 31, 1999, the Company's total assets in the amount of $57,802, consisted, principally, of the sum of $2,373 in cash, and $55,429 in its testing facility. As a result of its minimal assets and a net loss from operations, in the amount of $26,671, as of December 31, 1999, the Company had a net worth of $(281,053). Further, there can be no assurance that the Company's financial condition will improve. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its expansion plan, the Company is not expected to proceed with its expansion without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any.

           3. Need for Additional Capital. Without an infusion of capital or profits from operations, the Company is not expected to proceed with its expansion as planned. Accordingly, the Company is not expected to overcome its history of losses unless additional equity and/or debt financing is obtained. While the Company anticipates the receipt of increased operating revenues, such increased revenues cannot be assured. Further, the Company may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the stage of its business, its limited personnel and other resources and its lack of a widespread client base and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated. The Company has not identified sources of additional capital funds, and there can be no assurance that resources will be available to the Company when needed.

             4. Dependence on Management. The possible success of the Company is expected to be largely dependent on the continued services of its Founder, President, Secretary, Treasurer and Chairman, David Meilahn. Virtually all decisions concerning the production, marketing, distribution and sales of the Company's products and services will be made or significantly influenced by Mr.

Meilahn. Officers and directors are expected to devote only such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities. The loss of the services of any of these officers and directors, but particularly David Meilahn, would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently has one (1) employment agreement with its Vice President of Sales and Marketing. The Company presently holds no key-man life insurance on the lives of, and has no other agreement with any of these officers. (See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons.")

           5. Limited Distribution Capability. The Company's success depends in large part upon its ability to distribute its products and services. As compared to the Company, which lacks the financial, personnel and other resources required to compete with its larger, better-financed competitors, virtually all of the Company's competitors have much larger budgets for securing customers. Depending upon the level of operating capital or funding obtained by the Company, management believes, without assurance, that it may be possible for the Company to attract distributors for its products and services. However, in the event that only limited funds are available from operations or obtained, the Company anticipates that its limited finances and other resources may be a determinative factor in the decision to go forward with planned expansion. Until such time, if ever, as the Company is successful in generating sufficient cash flow from operations or securing additional capital, of which there is no assurance, it intends to continue to operate at its current stage.

           6. High Risks and Unforeseen Costs Associated with the Company's Expanded Entry into the Aquaculture and Related Industries. There can be no assurance that the marketing and sales costs associated with the rollout of its products and services will not be significantly greater than those estimated by Company management or that significant expenditures will not be needed to manufacture and produce the Company's products. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by the Company without development of a commercial market for its products. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. Further, unfavorable general economic conditions and/or a downturn in customer acceptance and appeal could have an adverse affect on the Company's business. Additionally, competitive pressures and changes in customer mix, among other things, which management expects the Company to experience in the uncertain event that it achieves commercial viability, could reduce the Company's gross profit margin from time to time. Accordingly, there can be no assurance that the Company will be capable of establishing itself in a commercially viable position in the local, state, nationwide and international aquaculture industry.

           7. No Customers Under Contract or Customer Base. The Company presently has no established customers under contract. The Company will be dependent upon its President, Mr. Meilahn, to find and solicit potential customers. Mr. Meilahn will utilize the contacts with government officials and agencies, existing net pen fish farmers, food corporations and others which he has developed to select and target potential purchasers of the SARGO system. There can be no assurance that any such contacts will lead to the sale of any SARGO systems.

           8. Fluctuations in Results of Operations. To date, the Company has not had any revenues. The Company has experienced and may in the future experience significant fluctuations in revenues, gross margins and operating results. In addition, a single order for the Company's products can represent a significant portion of the Company's potential sales for such quarter. As with many developing businesses, the Company expects that some orders may not materialize or delivery schedules may have to be deferred as a result of changes in distribution schedules, among other factors. As a result, the Company's operating results for a particular period to date have been and may in the future be materially adversely affected by a delay, rescheduling or cancellation of even one purchase order. Moreover, purchase orders are anticipated to be received and accepted substantially in advance of shipment, and the failure to reduce actual production costs to the extent anticipated or an increase in anticipated costs before shipment could materially, adversely affect the gross margins for such order, and as a result, the Company's results of operations. Moreover, anticipated orders could be canceled since orders are expected to be made substantially in advance of shipment, and even though the Company's contracts will not typically provide that orders may be canceled, if an important customer wishes to cancel an order, the Company may be compelled, due to competitive conditions, to accede to such request. As a result, backlog, if any, will not necessarily be indicative of future sales for any particular period. Furthermore, a substantial portion of net sales may be realized near the end of each quarter. A delay in a shipment near the end of a particular quarter, due, for example, to an unanticipated shipment rescheduling, to cancellations or deferrals by customers or to unexpected production difficulties experienced by the Company, may cause net revenues in a particular quarter to fall significantly below the company's expectations and may materially adversely affect the Company's operating results for such quarter.

           A large portion of the Company's expenses are variable but difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. Furthermore, announcements by the Company or its competitors of new technology or facilities could cause customers to defer purchases of the Company's products or a reevaluation of products under development, which would materially adversely affect the Company's business, financial condition and results of operations. Additional factors that may cause the Company's revenues, gross margins and results of operations to vary significantly from period to period include: product production costs, patent processing, possible government regulation of the Company's business and/or products and their method of distribution, mix of products sold, manufacturing efficiencies, costs and capacity, price discounts, market acceptance and the timing of availability of new products by the Company, usage of different distribution and sales channels and methods and general economic and political conditions. In addition, the Company's results of operations are influenced by competitive factors, including the pricing and availability of and demand for seafood. All of the above factors are difficult for the company to forecast, and these or other factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. (See Part I, Item. 2. "Management's Discussion and Analysis of Financial Condition or Plan of Operation.")

           9. Potential for Unfavorable Interpretation of Future Government Regulation. The Company is not subject to regulations governing its products at the present time. The Company may be subject to regulation if the Federal government enacts controls in which case the Company will be required to comply with new and emerging laws, the interpretation of which will be uncertain and unclear. In such event the Company shall have all of the uncertainties such laws present including the risk of loss of substantial capital in the event the Company is unable to comply with the law or is unable to utilize the method of distribution it thinks will best serve the Company's products.

           10. No Assurance of Product Quality. Performance and Reliability. The Company expects that its customers will continue to establish demanding specifications for quality, performance and reliability. Although the Company will attempt to purchase equipment and raw materials from manufacturers who adhere to good manufacturing practice standards, there can be no assurance that problems will not occur in the future with respect to quality, performance, reliability and price. If such problems occur, the Company could experience increased costs, delays in or cancellations or rescheduling of orders or shipments and product returns and discounts, any of which would have a material adverse effect on the Company's business, financial condition or results of operations.

           11. Future Capital Requirements. The Company's future capital requirements will depend upon many factors, including the cost of production of the Company's products, requirements to either rent or construct adequate facilities to produce the Company's products and to conduct services on behalf of customers. The Company believes that it will require additional funding in order to fully exploit its plan for operations. There can be no assurance, however, that the Company will secure such additional financing. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or even eliminate its production schedules or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its existing or potential products or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations. (See Part I, Item 2. "Management's Discussion and Analysis of Financial Condition or Plan of Operation.")

           12. Uncertainty Regarding Protection of Proprietary Rights. The Company does not currently own any petents. However, the Company will attempt to protect any of its intellectual property rights through patents, trademarks, secrecy agreements, trade secrets and a variety of other measures. However, there can be no assurance that such measures will provide adequate protection for the Company's proprietary rights, that additional disputes with respect to the ownership of its intellectual property rights will not arise between the Company and the customers it contracts with, that the Company's products will not otherwise be copied by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any patent owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products which appeal to the same industries or duplicate the Company's products or that third parties will not assert intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

           Litigation may be necessary to protect the Company's intellectual property rights, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation.

           13. Ability to Grow. The Company expects to grow through one (1) or more strategic alliances, acquisitions, and by internal growth. There can be no assurance that the Company will be able to create a greater market presence, or if such market is created, to expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition, one (1) or more qualified strategic alliances and the Company's ability to achieve and maintain sufficient profit margins in the face of pricing pressures. The Company must also manage costs in an environment which is notorious for unforeseen and underestimated costs and adapt its infrastructure and systems to accommodate growth within the niche market which it hopes to create.

           The  Company  also plans to expand  its  business,  in part,  through acquisitions. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any additional acquisitions at this time. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse effect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as the then existing Company products or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed. The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some or all of which could have a material adverse effect on the Company's results of operations and financial condition.

           14.  Competition.   The  aquaculture  industry  in  general  is  very
competitive, with several major companies involved. The Company will be competing with larger competitors in international, national, regional and local markets. In addition, the Company may encounter substantial competition from new market entrants. Many of the Company's competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. There can be no assurance that the Company will be able to complete effectively against such competitors in the future.

           15. Requirement for Response to Rapid Technological Change and Requirement for Frequent New Product Introductions. The aquaculture industry is subject to rapid technological change, frequent new equipment and product introductions and enhancements, product obsolescence and changes in end-user requirements. The Company's ability to be competitive in this market will depend in significant part upon its ability to successfully obtain, utilize and produce for sale and distribution new products and services on a timely and cost-effective basis that are based upon this new technology. Any success of the Company in developing new and enhanced products and services will depend upon a variety of factors, including new product selection, timely and efficient completion of production schedules, its cost reduction program and the development, completion, performance, quality and reliability of competitive products and services by competitors. The Company may experience delays from time to time in completing development and introduction of new products and services. Moreover, there can be no assurance that the Company will be successful in selecting and developing new products or product enhancements, or in producing and marketing new products and services. There can be no assurance that defects will not be found in the Company's products and services after commencement of commercial shipments, which could result in the loss of or delay in market acceptance. The inability of the Company to introduce in a timely manner new products that contribute to revenues could have a material adverse effect on the Company's business, financial condition and results of operations.

           16. Possible Adverse Affect of Fluctuations in the General Economy and Business of Customers. Historically, the general level of economic activity has affected the demand for new sales. There can be no assurance that an economic downturn would not adversely affect the demand for the Company's products and services. There can be no assurance that such economic factors will not adversely affect the Company's planned products and services.

           17. Lack of Working Capital Funding Source. Other than revenues from the anticipated sale of its products, the Company has no current source of working capital funds, and should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

           18. Dependence on Contract Manufacturers and Lease of Equipment; Reliance on Sole or Limited Sources of Supply. As of the date hereof, the Company has no internal manufacturing/production capacity, nor does it own the equipment necessary to produce SARGO systems. The Company also intends to occasionally utilize contract manufacturers to produce its products once the Company has the capability to produce its products itself. No formal agreements are currently in place. The Company will also indirectly rely on raw material suppliers to provide. The materials needed to produce the SARGO system and related aquaculture products are widely available from numerous third parties for rent or for sale. These materials include post-stressed wood, high density polyethylene, polystyrene foam, Alaska yellow cedar, treated fir, zinc galvanized steel, fiberglass reinforced plastic and/or polyester resin, plastic film, fiberglass, fish food and other raw materials necessary to manufacture its products. Certain necessary raw materials anticipated to be necessary for the manufacture and production of the Company's future products could be required to be obtained from a sole supplier or a limited group of suppliers. There can be no assurance that the Company's contract manufacturers, will be sufficient to fulfill the Company's orders.

           Should  the   Company  be   required   to  rely  solely  on  contract
manufacturers and a limited group of suppliers, such increasing reliance involves several risks, including a potential inability to obtain an adequate supply of finished products and required components, and reduced control over the price, timely delivery, reliability and quality of finished products and components. The Company does not believe that it is currently necessary to have any long-term supply agreements with its manufacturers or suppliers but this may change in the future. The Company may experience delays in the delivery of and quality problems with its products and certain components from vendors. Certain of the Company's suppliers may have relatively limited financial and other resources. Any inability to obtain timely deliveries of acceptable quality or any other circumstances that would require the Company to seek alternative sources of supply, or to manufacture its finished products internally, could delay the Company's ability to ship its products which could damage relationships with current or prospective customers and have a material adverse effect on the Company's business, financial condition and operating results.

           19. Uncertainty of Market Acceptance. The future operating results of the Company depend to a significant extent upon the development of products and services deemed appealing, attractive and affordable by consumers of aquaculture equipment. There can be no assurance that the Company has the ability to continuously introduce original products and services into the marketplace which will achieve the market penetration and acceptance necessary for the Company to grow and become profitable on a sustained basis, especially given the competition that exists from companies more established and well financed than the Company.

           20. International Operations; Risks of Doing Business in Developing Countries. Substantially all of the Company's products will be initially made to distribute to customers located inside of the United States. The Company anticipates, however that international sales will account for revenues from product sales for the foreseeable future. The Company's international sales may be denominated in foreign or United States currencies. The Company does not currently engage in foreign currency hedging transactions. As a result, a decrease in the value of foreign currencies relative to the United States dollar could result in losses from transactions denominated in foreign currencies. With respect to the Company's international sales that are United States dollar-denominated, such a decrease could make the Company's products less price-competitive. Additional risks inherent in the Company's international business activities include changes in regulatory requirements, costs and risks of local customers in foreign countries, availability of suitable export financing, timing and availability of export licenses, tariffs and other trade barriers, political and economic instability, difficulties in staffing and managing foreign operations, difficulties in managing distributors, potentially adverse tax consequences, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties and the possibility of difficulty in accounts receivable collections. Some of the Company's customer purchase agreements may be governed by foreign laws, which may differ significantly from U.S. laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

           21. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future.

           22. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and a majority of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company.

           23. Control by Present Shareholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors.

           24. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue shares of preferred stock. ("Preferred Stock") although none has been issued to date. The issuance of Preferred Stock may not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, may have the power to issue shares of Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company.

           25. No Secondary Trading Exemption. Secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or to obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value.

           26. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. Although the Company does not currently trade on any medium, the Common Stock when listed is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are expected to be low- priced (under five dollars); and will not traded on NASDAQ or on a national stock exchange. The SEC has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker-dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

Item 2. Management's Discussion and Analysis or Plan of Operation

Discussion and Analysis

           Initially the Company was engaged in the business of installing cable and fiber optic systems. The Company began an offering to raise money and interest in the Company. The Company began contacting possible suppliers of raw materials necessary for entering into the cable and fiber optic business, but found it difficult to establish this type of business. When the Company encountered MSIW, its sole officer and director decided it would be more profitable to enter into the aquaculture business. In August 1996, at the time it acquired MSIW as a wholly-owned subsidiary, its purpose changed to Mariculture's initial purpose of producing Aquaculture systems, specifically the SARGO system, which is a self-contained fish farming unit. Mariculture's founding philosophy arose from the experience of its management in the aquaculture and related industries.

           The Company was in the development stage until August 1996 when the Share Exchange took place between MSIW and the Company and is still emerging from that stage. The Company has only recently begun marketing the SARGO system and has not yet sold any units. From the date of the Share Exchange in August 1996 through June 30,2000, the Company generated no revenues. Since the date of the Share Exchange through June 30, 2000, the Company has generated cumulative losses of approximately $1,107,551. Due to the Company's limited operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenues on a quarterly or annual basis will occur in the future.

           The Company has begun to make preparations for a period of growth, which may require it to significantly increase the scale of its operations. This increase will include the hiring of additional personnel in all functional areas and will result in significantly higher operating expenses. The increase in operating expenses is expected to be matched by a concurrent increase in revenues. However, the Company's net loss may continue even if revenues increase and operating expenses may still continue to increase. Expansion of the Company's operations may cause a significant strain on the Company's management, financial and other resources. The Company's ability to manage recent and any possible future growth, should it occur, will depend upon a significant expansion of its accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations. As a result of such expected expansion and the anticipated increase in its operating expenses, as well as the difficulty in forecasting revenue levels, the Company expects to continue to experience significant fluctuations in its revenues, costs and gross margins, and therefore its results of operations.

Results of Operations - Full Fiscal Years

Revenues

           To date the Company has no revenues. The Company will focus its efforts on the solicitation and marketing to new customers. The Company intends to advertise its products at trade shows, through the use of advertising, and through other methods.

           The Company currently has no contracts in place. Therefore, there is no assurance that the Company will be able to successfully contract with new customers.

Operating Expenses

Sales and Marketing

           These expenses consist of advertising, meetings and conventions and entertainment related to product exhibitions and related travel expenses. Since inception, the Company has spent approximately $37,870 on sales and marketing expenses. For the years ended December 31, 1998 and December 31, 1999, sales and marketing expenses were $0 and $0 respectively. The Company intends to invest significant resources to expand its sales and marketing effort, including the hiring of additional personnel and to establish the infrastructure necessary to support future operations. The Company expects that such expenses in 2000 will increase in absolute dollars as compared to 1999.

General and Administrative

           These expenses consist primarily of the general and administrative expenses for salaries, contract labor and other expenses for management and finance and accounting, legal and other professional services including ongoing expenses as a publicly owned Company related to legal, accounting and other administrative services and expenses. Since inception, the Company has spent approximately $340,951 on general and administrative expenses. For the years ended December 31, 1998 and December 31, 1999, general and administrative expenses were $24,865 and $9,820 respectively. The Company expects general and administrative expenses to increase in absolute dollars in 2000 as compared to 1999, as the Company continues to expand its operations.

Interest and Other Income (Expense), Net

           In April 1996, prior to its acquisition by the Company, MSIW executed a Promissory Note in favor of William Evans, the Company's then current Vice President of Sales, in the amount of eighteen thousand dollars ($18,000) at an interest rate of ten percent (10%) per annum. The Note was in exchange for monies lent by Mr. Evans to the Company for working capital. The Note was payable in full by July 31, 1996. See Part II, Item 4, "Recent Sales of Unregistered Securities."

           In January 1997, the Company executed a second Promissory Note in favor of William Evans, the Company's then present Vice President of Sales, in the amount of ten thousand dollars ($10,000) at an interest rate of ten percent (10%) per annum. The Note was in exchange for monies lent by Mr. Evans to the Company for working capital. The Note was payable in full by April 30, 1997. See
Part II, Item 4, "Recent Sales of Unregistered Securities."

           In April 1997, the Company executed a third Promissory Note in favor of William Evans, the Company's then current Vice President of Sales, in the amount of twenty two thousand dollars ($22,000) at an interest rate of ten percent (10%) per annum. The Note was in exchange for monies lent by Mr. Evans to the Company for working capital. The Note was payable in full by December 15, 1997. See Part II, Item 4, "Recent Sales of Unregistered Securities."

           In December 1998, a License Agreement was entered into between the Company and David Meilahn, whereby Meilahn assigned a license to utilize a patent to a proprietary fish farming technology. The agreement provides the Company with license rights to Mr. Meilahn's intellectual property, and the Company will in turn develop, manufacture and install products derived from the technology. In consideration of the grant of license by Mr. Meilahn, the Company agreed to pay a one time fee in the amount of two hundred thousand dollars ($200,000) in December 1999, which has not yet been paid, and additionally agreed to pay a quarterly royalty payment of three percent (3%) of total sales of Licensed Technology Products from the agreement date until the final abandonment, expiration, or invalidation of the last remaining patent rights. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation" and Part I, Item 7. "Certain Relationships and Related Transactions."

           In March 2000, the Company executed a Promissory Note in favor of Elaine Meilahn, in the amount of fourteen thousand four hundred dollars ($14,400) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The
Note is payable on demand. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In March 2000, the Company executed a Promissory Note in favor of David Meilahn in the amount of twenty one thousand nine hundred seventy dollars ($21,970.00) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Mr. Meilahn to the Company for working capital. The Note is payable on demand. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In August 2000, the Company executed a Promissory Note in favor of Elaine Meilahn in the amount of ten thousand six hundred dollars ($10,600) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable in demand. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In November 2000, the Company executed a Promissory Note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable in demand. See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management"; Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           The Company did not report foreign currency gains or losses for the year ended December 31, 1999 since the Company has had no foreign transactions to date. In the event that the Company contracts with a foreign entity for the purchase of its products, the Company may in the future be exposed to the risk of foreign currency gains or losses depending upon the magnitude of a change in the value of a local currency in an international market. The Company does not currently engage in foreign currency hedging transactions, although it may implement such transactions in the future.

Financial Condition, Liquidity and Capital Resources

           At December 31, 1999 the Company had assets totaling $57,802 and liabilities totaling $338,855. Since the Share Exchange in August 1996, the Company has financed its operations and met its capital requirements through borrowing from current shareholders.

           Operating activities used net cash of $17,470 and $4,798 in 1998 and 1999, respectively.

           Research and Experimentation expenses were $23,277 and $3,851 in 1998 and 1999, respectively. The reason for the decrease in these expenses is that there was virtuously no activity in the engineering department during 1999, principally because the Company did not have excess funds to support extended research and development.

           At December 31, 1999, the Company had a working capital deficiency of approximately $336,482.

           The Company's principal commitments for capital expenditures are those associated with advertising and marketing the SARGO units for sale to the public and manufacturing those units once the Company has signed contracts.

           Many factors, both known and unknown, will certainly have an affect on the liquidity of the Company during the production and sale of fish farm systems. Limits presently imposed on new installations of systems may likely be changed to a more favorable attitude, thereby allowing for more sites and therefore more sales. One concern is supplying feed for the fish themselves. Recent developments in improving fish diet and lessening the waste of natural fisheries products appears however to weaken the argument that there will not be enough food to raise all the fish that is demanded. Recycling of the normally wasted byproducts of fish processing into ground meal and oil to provide feed additives is needed, but this process can be costly. Management expects that the pressing need for consumable proteins will increase the demand for farmed fish as an economical source of food. Fish rearing is, however the most economical for animal proteins available when comparing the feed conversion ratios that apply to cattle, fowl and hogs.

           The Company has an ongoing private placement offering, however no offering memorandum is being used in connection with this offering. The amount of funding required from this offering is $100,000. The nature of the offering is that the Company will only accept subscriptions for stock from accredited investors, and only the Company's officers and directors will accept such subscriptions. The amount of funds that will be raised through this offering is yet to be determined. The Company may rely upon Regulation D, 4(2) Rule 506 or any other applicable exemptions, and the applicable state exemption upon receipt of subscriptions. The wife of Mr. Meilahn has thus far funded the Company as evidenced by the Promissory Notes which have been disclosed herein, and although there is no formal agreement, she intends to continue to lend to the Company what it needs until it can sustain its operations itself through revenues and through the private sale of its securities.

           The Company's future capital requirements will depend upon many factors, including the execution of a contract with the ability of the Company to successfully recruit new potential purchasers of its SARGO system, the extent and timing of acceptance of the Company's products and services in the market, expansion of the Company's marketing and sales efforts, the Company's results of operations and the status of competitive products and services. The Company believes that cash on hand, cash flow from operations, if any, and funds available from the current private placement offering will be adequate to fund its operations for at least the next six (6) months. There can be no assurance, however, that the Company will not require additional financing prior to such date to fund its operations. In addition, the Company may require additional financing after such date to fund its operations. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all, when required by the Company. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If additional funds are raised by issuing debt securities future interest expense will be incurred. If adequate funds are not available, the Company may be required to delay, scale back the development of new or improved products or to scale back or eliminate one or more of its research and development programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its products or potential products or other assets that the Company would not otherwise relinquish. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations.

           In July 1996, prior to its acquisition of MSIW, the Company sold 1,200,000 shares of its Common Stock to one hundred nineteen (119) individuals for a total of $12,000. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, the Florida Exemption, the Georgia Exemption, Section
502.203 (9) of the Iowa Code, Section 80A.15(Subd.  2)(h) of the Minnesota Code,
Section 49:3-50 (b)(9) of the New Jersey Code, Section 90.530(11) of the Nevada Code, Section 35-1-320(9) of the South Carolina Code, Section 48-2-103(b)(4) of the Tennessee Code,

Section 5[581-5]I(c) of the Texas Code and Section 551.23 (11) of the Wisconsin Code. No state exemption was necessary for the sales made to Aruban, Bahamian, Canadian, French or Taiwanese investors.

           In December 1998, the Company sold 1,409 shares of its restricted Common Stock to three (3) investors. No offering memorandum was used in connection with these sales. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506 and Section 109.13 of the Texas Code.

           From December 1998 through April 1999, the Company sold 93,069 shares of its unrestricted Common Stock to twenty two (22) investors. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, Section 11-51-308(1)(j) of the Colorado Code, the Florida Exemption, the Georgia Exemption, Section 59.035(12) of the Oregon Code, Section 48-2-103(b)(4) of the Tennessee Code and Section 551.23 (11) of the Wisconsin Code.

           January 2000 through April 2000, the Company sold 32,000 shares of its Restricted Common Stock to seven (7) investors for a total of thirty two thousand dollars ($32,000). The offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 25102.1 of the California Code, Section 80 A.15 Subd. 2(h) of the Minnesota Code, Section 109.13 of the Texas Code, and the Washington Exemption.

Results of Operations - Six month Interim periods ended June 30, 1999 and June 30, 2000

Revenues

           To date the Company has no revenues.

Operating Expenses

Sales and Marketing

           These expenses consist of advertising, meetings and conventions and entertainment related to product exhibitions and related travel expenses. Since inception, the Company has spent approximately $37,870 on sales and marketing expenses. For the six month interim periods ended June 30, 1999 and June 30, 2000, sales and marketing expenses were $0 and $0 respectively.

General and Administrative

           These expenses consist primarily of the general and administrative expenses for salaries, contract labor and other expenses for management and finance and accounting, legal and other professional services including ongoing expenses as a publicly owned Company related to legal, accounting and other administrative services and expenses. Since inception, the Company has spent approximately $340,951 on general and administrative expenses. For the six month interim periods ended June 30, 1999 and June 30, 2000, general and administrative expenses were $3,371 and $60,501 respectively.

Financial Condition, Liquidity and Capital Resources

           At the six month interim period ended June 30, 2000 the Company had assets totaling $56,953, and liabilities totaling $357,739. Since the Share Exchange in August 1996, the Company has financed its operations and met its capital requirements through borrowing from current shareholders.

           Operating activities used net cash of $94,364 and $6,406 for the six month interim periods ended June 30, 1999 and June 30, 2000 respectively.

           Research and Experimentation expenses were $3,035 and $23,863 for the six month interim periods ended June 30, 1999 and June 30, 2000, respectively.

           At the six month interim period ended June 30, 2000, the Company had a working capital deficiency of $359,263.


Item 3. Description of Property

           The Company has been located in offices at 2504 Hartford Drive, Lake Stevens, Washington, 98258, since November 1998. Mail service is provided only through Post Office Box 968 in Lake Stevens. Its telephone number is (425) 397-0409, and its facsimile number is (425) 672-8012.

           The Company's headquarters are owned by Sanford Tager, president of Methow Valley Excavating, Inc. and have been provided gratis for an indefinite period of time in exchange for past renovation services and ongoing computer services.

           The office space consists of 360 square feet. The facilities provide enough space to support current operations. Therefore, Mariculture anticipates the necessity to move its headquarters when additional personnel are engaged. At this time, Mariculture and Mr. Meilahn have no further obligation to Mr. Tager or to Methow Valley Excavating, Inc, other than the ongoing computer services.

           The Company owns no real property and its personal property consists of furniture, fixtures and equipment, with an original cost of $43,690 on December 1, 1996.

Item 4. Security Ownership of Certain Beneficial Owners and Management:

           The following table sets forth information as of August 31, 2000, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of its outstanding shares of Common Stock, each officer and director, and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the share of Common Stock beneficially owned.

Name and Address of           Title of     Amount and Nature of       Percent of
Beneficial Owner               Class        Beneficial Owner            Class
-----------------------       --------     --------------------       ----------
David Meilahn (1)(2)(3)       Common         2,365,960                 22.4%
(4)(5)(6)(7)(11)

Robert Work (1)               Common         2,226,421                 21.0%

William Evans (1)             Common         2,033,615                 19.3%

Mark Kruschwitz (1)           Common           629,191                  6.0%

Richard Luce (1) (8)          Common                 0                  0.0%

Robert Janeczko (1) (9)       Common                 0                  0.0%

Don Jonas (1) (10)            Common                 0                  0.0%

All Executive Officers and    Common         2,365,960                 22.4%
Directors as a Group
(four (4) persons)

-----------------------------

(1) The address for each of the above is c/o Mariculture Systems, Inc., P.O. 968, Lake Stevens, WA, 98258.

(2) In August 1996, the Company entered into a share exchange agreement with MSIW, which had been formed on August 25, 1994, and its shareholders. The exchange was made whereby the Company issued 8,800,000 shares of its restricted Common Stock to the shareholders of MSIW for all of the issued and outstanding stock of MSIW. As part of the transaction, David Meilahn, received 2,226,421 shares of the Company's Common Stock. See Part I, Item
     5. "Directors,  Executive Officers, Promoters and Control Persons"; Part I,
     Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(3) In October 1998, the Company agreed to issue 17,400 shares of its restricted Common Stock to Elaine Meilahn, the wife of David Meilahn, in connection with her bookkeeping services on behalf of the Company. Her services were valued at $8,700. The shares were actually issued in January 2000. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 5.
     "Directors,  Executive  Officers,  Promoters and Control Persons";  Part I,
     Item 6 "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(4) In March 2000, the Company executed a Promissory Note in favor of Elaine Meilahn, in the amount of fourteen thousand four hundred dollars ($14,400) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related
     Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(5) In March 2000, the Company executed a Promissory Note in favor of David Meilahn in the amount of twenty one thousand nine hundred seventy dollars ($21,970.00) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Mr. Meilahn to the Company for working capital. The Note is payable on demand. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I,
     Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(6) In August 2000, the Company executed a Promissory Note in favor of Elaine Meilahn in the amount of ten thousand six hundred dollars ($10,600) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable in demand. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; See Part I, Item 6. "Executive
     Compensation";   Part  I,  Item  7.  "Certain   Relationships  and  Related
     Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(7) David Meilahn and his wife Elaine Meilahn own 95,966 and 26,173 shares, respectively, in their own self directed IRA accounts.

(8) In September 2000, the Company entered into an Employment Agreement with Richard J. Luce to employ him as Vice President of Sales and Marketing. The term of the agreement is for a period of four (4) years and is automatically renewable for one
     (1) year. Mr. Luce's annual base salary is ninety three thousand five hundred dollars ($93,500.00) for the first year, one hundred thousand forty five dollars ($100,045) for the second year, one hundred seven thousand forty eight dollars ($107,048) for the third year, and one hundred fourteen thousand five hundred forty one dollars ($114,541) for the fourth year. However no salary will be accrued during the first four (4) months of employment. Luce will also receive commission payments of one half percent (0.5%) based on gross sales of the Company products and an additional one half percent (0.5%) for all direct sales by Luce. Luce is also granted the right to purchase up to one hundred thousand (100,000) shares of the Company's restricted Common Stock at a price of four dollars ($4.00) per share. Twenty-five percent (25%) of the options shall become vested on January 1, 2001, and the remaining seventy-five percent (75%) of the options shall become vested at the equal rate of twenty-five percent (25%) upon each successive one (1) year anniversary date of employment. All vested options shall expire with three (3) years from the date of vesting. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; and Part I, Item 7. "Certain Relationships and Related Transactions."

(9) In March 2000, pursuant to the Company's Bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Dr. Robert J. Janeczko by an affirmative vote of a majority of the remaining directors. Dr. Janeczko shall serve until election by the shareholders at the 2001 shareholders meeting. See Part I,
     Item 5. "Directors,  Executive  Officers,  Promoters and Control  Persons";
     Part 1, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions."

(10) In March 2000, pursuant to the Company's Bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Don N. Jonas by an affirmative vote of a majority of the remaining directors. Mr. Jonas shall serve until election by the shareholders at the 2001 shareholders meeting. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part 1,
     Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions."

(11) In November 2000, the Company executed a Promissory Note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable in demand. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           There are no arrangements which may result in the change of control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons:

Executive Officers and Directors

           Set forth below are the names, ages, positions with the Company and business experiences of the executive officers and directors of the Company.

Name                Age     Position(s) with Company
----------------    ----    -----------------------------
David Meilahn       61      President, Secretary, Treasurer, Chairman

Richard Luce        40      Vice President, Sales & Marketing

Robert Janeczko     59      Director

Don Jonas           59      Director

           All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify, which date has not yet been determined. Officers serve at the pleasure of the Board of Directors. The officers and directors will devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors of the Company.

           In August 1996, the Company entered into a share exchange agreement with MSIW, which had been formed on August 25, 1994, and its shareholders. The exchange was made whereby the Company issued 8,800,000 shares of its restricted Common Stock to the shareholders of MSIW for all of the issued and outstanding stock of MSIW. As part of the transaction, David Meilahn received 2,226,421 shares of the Company's Common Stock. This offering was conducted pursuant to
Section 4(2) of the Act, Rule 506 of Regulation D promulgated thereunder ("Rule 506"), Section 517.061(11) of the Florida Code, Section 10-5-9 (13) of the Georgia Code, Rule ###-##-#### of the Oregon Code and Section 460-44A-506 of the Washington Code. Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In October 1998, the Company agreed to issue 17,400 shares of its restricted Common Stock to Elaine Meilahn, the wife of David Meilahn, in connection with her bookkeeping services on behalf of the Company. Her services were valued at $8,700. The shares were actually issued in January 2000. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 6 "Executive Compensation";
Part I, Item 7. "Certain Relationships and Related  Transactions";  and Part II,
Item 4. "Recent Sales of Unregistered Securities."

           In December 1998, a License Agreement was entered into between the Company and David Meilahn, whereby Meilahn assigned a license to utilize a patent to a proprietary fish farming technology. The agreement provides the Company with license rights to Mr. Meilahn's intellectual property, and the Company will in turn develop, manufacture and install products derived from the technology. In consideration of the grant of license by Mr. Meilahn, the Company agreed to pay a one time fee in the amount of two hundred thousand dollars ($200,000) in December 1999, which has not yet been paid, and additionally agreed to pay a quarterly royalty payment of three percent (3%) of total sales of Licensed Technology Products from the agreement date until the final abandonment, expiration, or invalidation of the last remaining patent rights. See Part I, Item 7. "Certain Relationships and Related Transactions."

           In March 2000, pursuant to the Company's Bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Dr. Robert J. Janeczko by an affirmative vote of a majority of the remaining directors. Dr. Janeczko shall serve until election by the shareholders at the 2001 shareholders meeting. See Part 1, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions."

           In March 2000, pursuant to the Company's Bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Don N. Jonas by an affirmative vote of a majority of the remaining directors. Mr. Jonas shall serve until election by the shareholders at the 2001 shareholders meeting. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions."

           In March 2000, the Board of Directors authorized the issuance of one hundred (100) shares of restricted Common Stock of the Company for each member of the Board of Directors when in attendance at quarterly board meetings. The Company will also reimburse direct travel expenses presented by each member of the board. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"and Part II, Item 4 "Recent Sales of Unregistered Securities."

           In September 2000, the Company entered into an Employment Agreement with Richard J. Luce, to employ him as Vice President of Sales and Marketing. The term of the agreement is for a period of four (4) years, and is automatically renewable for one (1) year. Mr. Luce's annual base salary will be ninety three thousand five hundred dollars ($93,500.00), however no salary will be accrued during the first four (4) months. Mr. Luce is also granted the right to purchase up to one hundred thousand (100,000) shares of the Company's restricted Common Stock at a price of four dollars ($4.00) per share.

           In March 2000, the Company executed a Promissory Note in favor of Elaine Meilahn, in the amount of fourteen thousand four hundred dollars ($14,400) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The
Note is payable on demand. See Part I, Item 6. "Executive Compensation"; Part I,
Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In March 2000, the Company executed a Promissory Note in favor of David Meilahn in the amount of twenty one thousand nine hundred seventy dollars ($21,970.00) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Mr. Meilahn to the Company for working capital. The Note is payable on demand. See Part I, Item 6. "Executive Compensation";
Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item

4.  "Recent Sales of Unregistered Securities."

           In August 2000, the Company executed a Promissory Note in favor of Elaine Meilahn in the amount of ten thousand six hundred dollars ($10,600) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable in demand. See Part 8, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

           In September 2000, the Company entered into an Employment Agreement with Richard J. Luce to employ him as Vice President of Sales and Marketing. The term of the agreement is for a period of four (4) years and is automatically renewable for one (1) year. Mr. Luce's annual base salary is ninety three thousand five hundred dollars ($93,500.00) for the first year, one hundred thousand forty five dollars ($100,045) for the second year, one hundred seven thousand forty eight dollars ($107,048) for the third year, and one hundred fourteen thousand five hundred forty one dollars ($114,541) for the fourth year. However no salary will be accrued during the first four (4) months of employment. Luce will also receive commission payments of one half percent (0.5%) based on gross sales of the Company products and an additional one half percent (0.5%) for all direct sales by Luce. Luce is also granted the right to purchase up to one hundred thousand (100,000) shares of the Company's restricted Common Stock at a price of four dollars ($4.00) per share. Twenty-five percent (25%) of the options shall become vested on January 1, 2001, and the remaining seventy-five percent (75%) of the options shall become vested at the equal rate of twenty-five percent (25%) upon each successive one (1) year anniversary date of employment. All vested options shall expire with three (3) years from the date of vesting. See Part I, Item 6. "Executive Compensation"; and Part I, Item
7. "Certain Relationships and Related Transactions."

           In November 2000, the Company executed a Promissory Note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable in demand. See Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

Family Relationships

           There are no family relationships between or among the executive officers and directors of the Company.

Business Experience

           David E. Meilahn, age 61, currently serves as President, Secretary, Treasurer and Chairman, to the Company. He has served in this capacity since December 1997 and also served as President of the MSIW since August of 1994. His duties in this position include directing all activities of the Company, including engineering, new product development, and origination. From September 1957 to May 1963, Mr. Meilahn attended the University of Wisconsin, Menomonie, where he received a Bachelor of Science in Industrial Technology. From September 1978 to May1980 he attended the

University of Wisconsin, Milwaukee, where he received a Masters in Business Administration.

           Richard J. Luce, age 40, currently serves as Vice President, Sales and Marketing. He has served as Vice President of Sales and Marketing since September 2000. His duties at Mariculture include sales and marketing. From April 1999 to January 2000, Mr. Luce was employed as Operations Manager of G-Zero Technologies. His responsibilities were to develop and implement business strategies, minimizing inventory and production problems. From March 1996 to April 1999, Mr. Luce was employed as Product Marketing Manager of Menasha
Corporation. His responsibilities at Menasha Corporation were to lead the development, manufacturing, pricing, promotion, and marketing goals of their product line. From June1994 to March1996 Mr. Luce was the Owner/Operator of Pendulum Productions, Inc. His duties at Pendulum Productions, Inc. included product development, sales and administration of product. From September 1978 to January 1982, Mr. Luce attended the University of Wisconsin at Oshkosh, where he received a Bachelors in Science. From July 1988 to May1990, Mr. Luce attended the University of Wisconsin, Milwaukee, where he received a Masters in Business Administration.

           Dr. Robert J. Janeczko, age 59, currently serves as Director to the Company. He has served in that capacity since March 2000. His duties at Mariculture include manufacturing and administration. He is also currently the President of the Morton Metalcraft Co., a Division of the Morton Industrial Group, Inc. ("Morton"). He has served as President of Morton since May 1995. His duties at Morton include directing all activities of the corporation, as well as dealing directly with major customers. From September 1959 to June 1963, Dr. Janeczko attended the University of Wisconsin, Stout, where he received a Bachelor of Science. From, September 1965 to June 1966 he attended Ball State University, where he received a Masters in Science. And from September 1970 to May 1971, he attended the University of Missouri where he received an E.D.D.

           Don N. Jonas, CPA, age 59, currently serves as Director to the Company. He has served in that capacity since March 2000. His duties at Mariculture include business, finance and administration. He is also currently a Manager in the certified public accounting firm of Davis & Jonas PS. He has been employed with Davis & Jonas since 1973. His duties at Davis & Jonas PS include general management. From September 1962 to May 1966, Mr. Jonas attended the University of Washington, Spokane, where he received a B.B.A. in Accounting.

Item 6.                        Executive Compensation


                        Annual    Annual    Annual    LT Comp     LT                  All
Name and                Comp      Comp      Comp      Rest        Comp      LTIP      Other
Post            Year    Salary    Bonus     Other     Stock       Options   Payouts    (1)
                         (1)       ($)
------------    ----    ------    -----     -----     ---------   -------   -------   -----
David           1996     $0                           2,348,560
Meilahn,        1997     $0
President,      1998     $0                              17,400
Secretary,      1999     $0
Treasurer       2000     $0
and
Chairman
(2) (3) (4)
(5) (6) (7)
(8) (12)

Richard         1996     $0
Luce, V.P.,     1997     $0
Sales &         1998     $0
Marketing       1999     $0
(9)             2000     $0

Robert          1996     $0
Janeczko,       1997     $0
Director (10)   1998     $0
                1999     $0
                2000     $0

Don Jonas,      1996     $0
Director (11)   1997     $0
                1998     $0
                1999     $0
                2000     $0

(1) All other compensation includes certain health and life insurance benefits paid by the Company on behalf of its employee.

(2) In August 1996, the Company entered into a share exchange agreement with MSIW, which had been formed on August 25, 1994, and its shareholders. The exchange was made whereby the Company issued 8,800,000 shares of its restricted Common Stock to the shareholders of MSIW for all of the issued and outstanding stock of MSIW. As part of the transaction, David Meilahn, received 2,226,421 shares of the Company's Common Stock. See Part I, Item
     5. "Directors,  Executive Officers, Promoters and Control Persons"; Part I,
     Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(3) In October 1998, the Company agreed to issue 17,400 shares of its restricted Common Stock to Elaine Meilahn, the wife of David Meilahn, in connection with her bookkeeping services on behalf of the Company. Her services were valued at $8,700. The shares were actually issued in January 2000. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part I, Item 5.
     "Directors,  Executive  Officers,  Promoters and Control Persons";  Part I,
     Item 6 "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(4) In December 1998, a License Agreement was entered into between the Company and David Meilahn, whereby Meilahn assigned a license to utilize a patent to a proprietary fish farming technology. The agreement provides the Company with license rights to Mr. Meilahn's intellectual property, and the Company will in turn develop, manufacture and install products derived from the technology. In consideration of the grant of license by Mr. Meilahn, the Company agreed to pay a one time fee in the amount of two hundred thousand dollars ($200,000) in December 1999, which has not yet been paid, and additionally agreed to pay a quarterly royalty payment of three percent (3%) of total sales of Licensed Technology Products from the agreement date until the final abandonment, expiration, or invalidation of the last remaining patent rights. See Part I, Item 7. "Certain Relationships and Related Transactions."

(5) In March 2000, the Company executed a Promissory Note in favor of Elaine Meilahn, in the amount of fourteen thousand four hundred dollars ($14,400) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related
     Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(6) In March 2000, the Company executed a Promissory Note in favor of David Meilahn in the amount of twenty one thousand nine hundred seventy dollars ($21,970.00) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Mr. Meilahn to the Company for working capital. The Note is payable on demand. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I,
     Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(7) In August 2000, the Company executed a Promissory Note in favor of Elaine Meilahn in the amount of ten thousand six hundred dollars ($10,600) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable in demand. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; See Part I, Item 6. "Executive
     Compensation";   Part  I,  Item  7.  "Certain   Relationships  and  Related
     Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

(8) David Meilahn and his wife Elaine Meilahn own 95,966 and 26,173 shares, respectively, in their own self directed IRA accounts.

(9) In September 2000, the Company entered into an Employment Agreement with Richard J. Luce, to employ him as Vice President of Sales and Marketing. The term of the agreement is for a period of four (4) years and is automatically renewable for one (1) year. Mr. Luce's annual base salary is ninety three thousand five hundred dollars ($93,500.00) for the first year, one hundred thousand forty five dollars ($100,045) for the second year, one hundred seven thousand forty eight dollars ($107,048) for the third year, and one hundred fourteen thousand five hundred forty one dollars ($114,541) for the fourth year. However no salary will be accrued during the first four (4) months of employment. Luce will also receive commission payments of one half percent (0.5%) based on gross sales of the Company products and an additional one half percent (0.5%) for all direct sales by Luce. Luce is also granted the right to purchase up to one hundred thousand (100,000) shares of the Company's restricted Common Stock at a price of four dollars ($4.00) per share. Twenty-five percent (25%) of the options shall become vested on January 1, 2001, and the remaining seventy-five percent (75%) of the options shall become vested at the equal rate of twenty-five percent (25%) upon each successive one (1) year anniversary date of employment. All vested options shall expire with three (3) years from the date of vesting. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part I, Item 6. "Executive Compensation"; and Part I, Item 7. "Certain Relationships and Related Transactions."

(10) In March 2000, pursuant to the Company's Bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Dr. Robert J. Janeczko by an affirmative vote of a majority of the remaining directors. Dr. Janeczko shall serve until election by the shareholders at the 2001 shareholders meeting. See Part I,
     Item 5. "Directors,  Executive  Officers,  Promoters and Control  Persons";
     Part 1, Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions."

(11) In March 2000, pursuant to the Company's Bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Don N. Jonas by an affirmative vote of a majority of the remaining directors. Mr. Jonas shall serve until election by the shareholders at the 2001 shareholders meeting. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons"; Part 1,
     Item 6. "Executive Compensation"; Part I, Item 7. "Certain Relationships and Related Transactions."

(12) In November 2000, the Company executed a Promissory Note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable in demand. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

Key Man Life Insurance

           The Company intends to apply for Key Man Life Insurance and Officer/Director Insurance upon becoming a reporting company under the 1934 Act.

Employee and Consultants Stock Option Plans

           There is currently no employee nor consultant stock option plan in place, although the Company plans to submit such a plan or plans to the shareholders at the next annual meeting.

Compensation of Directors

           In March 2000, the Board of Directors authorized the issuance of one hundred (100) shares of restricted Common Stock of the Company for each member of the Board of Directors when in attendance at quarterly board meetings. The Company will also reimburse direct travel expenses presented by each member of the board. See Part I, Item 7. "Certain Relationships and Related Transactions"and Part II, Item 4 "Recent Sales of Unregistered Securities."

Item 7. Certain Relationships and Related Transactions

           In August 1996, the Company entered into a share exchange agreement with MSIW, which had been formed on August 25, 1994, and its shareholders. The exchange was made whereby the Company issued 8,800,000 shares of its restricted Common Stock to the shareholders of MSIW for all of the issued and outstanding stock of MSIW. As part of the transaction, David Meilahn received 2,226,421 shares of the Company's Common Stock. This offering was conducted pursuant to
Section 4(2) of the Act, Rule 506 of Regulation D promulgated thereunder ("Rule 506"), Section 517.061(11) of the Florida Code, Section 10-5-9 (13) of the Georgia Code, Rule ###-##-#### of the Oregon Code and Section 460-44A-506 of the Washington Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In July 1997, the Company issued 31,000 shares of its restricted Common Stock to Corporate Imaging in connection with their production of a corporate profile. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section R14-4-126 of the Arizona Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In July 1997, the Company issued 10,766 shares of its restricted Common Stock valued at $3,122 to Jeff & Jill Caven in connection with their photography services on behalf of the Company. The shares were issued pursuant to Section 4(2) of the Act, Rule 506, Section 58-13B-24(R) of the New Mexico Code and New Mexico Rule 12NMAC11.4.11.2. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In July 1997, the Company issued 14,946 shares of its restricted Common Stock valued at $9,715 to John Sabella as payment for producing brochures on behalf of the company. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part II, Item
4. "Recent Sales of Unregistered Securities."

           In August 1997, an agreement was entered into whereby the Company issued 54,027 shares of its Common Stock to Stephen Jaeb in exchange for the cancellation of a debt by the Company to Mr. Jaeb in the amount of $54,027. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 and Section
517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In April 1998, an agreement was entered into, whereby the Company issued 20,600 shares of its unrestricted Common Stock to Reinforced Tank Products, Inc. in connection with their agreement to provide engineering services at the University of California in Long Beach, California. The services were valued at $20,600. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 and Section 59.035(12) of the Oregon Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In October 1998, the Company agreed to issue 17,400 shares of its restricted Common Stock to Elaine Meilahn, the wife of David Meilahn, in connection with her bookkeeping services on behalf of the Company. Her services were valued at $8,700. The shares were actually issued in January 2000. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In December 1998, a License Agreement was entered into between the Company and David Meilahn, whereby Meilahn assigned a license to utilize a patent to a proprietary fish farming technology. The agreement provides the Company with license rights to Mr. Meilahn's intellectual property, and the Company will in turn develop, manufacture and install products derived from the technology. In consideration of the grant of license by Mr. Meilahn, the Company agreed to pay a one time fee in the amount of two hundred thousand dollars ($200,000) in December 1999, which has not yet been paid, and additionally agreed to pay a quarterly royalty payment of three percent (3%) of total sales of Licensed Technology Products from the agreement date until the final abandonment, expiration, or invalidation of the last remaining patent rights.

           In April 1999, the Company issued 27,000 shares of its unrestricted Common Stock to Neil Rand in connection with his production of a corporate profile. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 and Section 517.061(11) of the Florida Code. See Part II, Item 4.
"Recent Sales of Unregistered Securities."

           In April 1999, an agreement was entered into, whereby the Company issued 11,930 shares of its restricted Common Stock to Sanford Tager, President of Methow Valley Excavating, Inc., in connection with their agreement to dismantle and remove the Company's pilot test site. The services were valued at $11,929.54. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section 460-44A-506 of the Washington Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In March 2000, the Company issued 250,000 shares of its restricted Common Stock to Donald Mintmire in connection with his legal services on behalf of the Company. The shares were issued pursuant to Section 3(b), Rule 701 and
Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In March 2000, the Company executed a Promissory Note in favor of Elaine Meilahn, in the amount of fourteen thousand four hundred dollars ($14,400) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The
Note is payable on demand. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In March 2000, the Company executed a Promissory Note in favor of David Meilahn in the amount of twenty one thousand nine hundred seventy dollars ($21,970.00) at an interest rate of

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



twelve percent (12%) per annum. The Note was in exchange for monies lent by Mr. Meilahn to the Company for working capital. The Note is payable on demand. See
Part II, Item 4. "Recent Sales of Unregistered Securities."

           In March 2000, pursuant to the Company's Bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Dr. Robert J. Janeczko by an affirmative vote of a majority of the remaining directors. Dr. Janeczko shall serve until election by the shareholders at the 2001 shareholders meeting.

           In March 2000, pursuant to the Company's Bylaws, a vacancy was created in the Board of Directors by an increase in the number of the directors. The vacancy was filled by Don N. Jonas by an affirmative vote of a majority of the remaining directors. Mr. Jonas shall serve until election by the shareholders at the 2001 shareholders meeting.

           In March 2000, the Board of Directors authorized the issuance of one hundred (100) shares of restricted Common Stock of the Company for each member of the Board of Directors when in attendance at quarterly board meetings. The Company will also reimburse direct travel expenses presented by each member of the board. See Part II, Item 4 "Recent Sales of Unregistered Securities."

           In August 2000, the Company executed a Promissory Note in favor of Elaine Meilahn in the amount of ten thousand six hundred dollars ($10,600) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable in demand. See Part II, Item 4. "Recent Sales of Unregistered Securities."

           In September 2000, the Company entered into an Employment Agreement with Richard J. Luce to employ him as Vice President of Sales and Marketing. The term of the agreement is for a period of four (4) years and is automatically renewable for one (1) year. Mr. Luce's annual base salary is ninety three thousand five hundred dollars ($93,500.00) for the first year, one hundred thousand forty five dollars ($100,045) for the second year, one hundred seven thousand forty eight dollars ($107,048) for the third year, and one hundred fourteen thousand five hundred forty one dollars ($114,541) for the fourth year. However no salary will be accrued during the first four (4) months of employment. Luce will also receive commission payments of one half percent (0.5%) based on gross sales of the Company products and an additional one half percent (0.5%) for all direct sales by Luce. Luce is also granted the right to purchase up to one hundred thousand (100,000) shares of the Company's restricted Common Stock at a price of four dollars ($4.00) per share. Twenty-five percent (25%) of the options shall become vested on January 1, 2001, and the remaining seventy-five percent (75%) of the options shall become vested at the equal rate of twenty-five percent (25%) upon each successive one (1) year anniversary date of employment. All vested options shall expire with three (3) years from the date of vesting.

           In November 2000, the Company executed a Promissory Note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable in demand. See Part II, Item 4. "Recent Sales of Unregistered Securities."


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Item 8.  Description of Securities

Description of Capital Stock

           The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $0.001 par value per share and 1,000,000 shares of Preferred Stock, $0.001 par value per share. As of August 31, 2000, the Company had 10,564,147 shares of its Common Stock outstanding and none of its Preferred Stock outstanding.

           There are no anti-takeover provisions in the Company's Certificate of Incorporation or in its By-Laws.

Description of Common Stock

           All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one (1) vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

Dividend Policy

           Holders of shares of Common Stock are entitled to share pro rata in dividends and distribution with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefore, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

Description of Preferred Stock

           Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights.

Transfer Agent and Registrar

           The Transfer Agent and Registrar for the Company's Common Stock is internet Transfer Co., Inc. which is located at 1981 East Murray Holliday Road, Suite 100, Salt Lake City, Utah 84117, telephone (801) 272-9294 and facsimile
(801) 277-3147. There is no transfer agent for shares of the Company's preferred stock.


PART II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

a)         Market Information.

           The Company is not presently trading on an exchange, but intends to apply to have its Common Stock quoted on the Over the Counter Bulletin Board once its Form 10SB has been accepted.

(b)        Holders.

           As of August 31, 2000 the Company had 144 shareholders of record of its 10,564,147 outstanding shares of Common Stock, 9,187,591 of which are restricted Rule 144 shares and 1,376,556 of which are free-trading. Of the Rule 144 shares, 6,486,457 shares have been held by affiliates of the Company for more than one (1) year.

(c)        Dividends.

           The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

Item 2. Legal Proceedings

           No legal proceedings have been initiated either by or against the Company to date.

Item 3. Changes in and Disagreements with Accountants

           None.

Item 4. Recent Sales of Unregistered Securities

           The Company relied upon Section 4(2) of the Act and Rule 506, ("Rule 506") for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering, (ii) there were no more than 35 investors (excluding "accredited investors"), (iii) each investor who was not an accredited investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description, (iv) the offers and sales were made in compliance with Rules 501 and 502, (v) the securities were subject to Rule 144 limitation on resale and (vi) each of the parties is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of the due diligence conducted by the purchaser or available to the purchaser prior to the transaction.

           The Company relied upon Section 3(b) of the Act and Rule 504 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based on the following: (i) the aggregate offering price of the offering of the shares of Common Stock and warrants did not exceed $1,000,000, less the aggregate offering price for all securities sold with the twelve months before the start of and during the offering of shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact the Company has not been since its inception (a) subject to the reporting requirements of Section 13 or 15(d) of the Securities Act of 1934, as amended,
(b) and "investment company" within the meaning of the Investment Company Act of 1940, as amended, or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

           The Company relied upon Florida Code Section 517.061(11) for several transactions. In each instance, such reliance is based on the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of the Company or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In the regard, the Company supplied such information and was available for such questioning (the "Florida Exemption").

           The Company relied upon Geogia Code Section 10-5-9(13) for several transactions. In each instance such reliance is based on the following: (i) the number of Georgia purchasers did not exceed fifteen (15); (ii) the securities were  not  offered  for  sale  by  means  of  any  form  of  general  or  public
solicitations   or   advertisements;   (iii)  a  legend  was  placed   upon  the
certificates; and (iv) each purchaser represented that he purchased for investment. (the "Georgia Exemption").

          The Company relied upon Section 460-44A-506 of the Washington Code for several transactions. The facts relied upon to make the Washington Exemption include the following: (i) the Company filed a completed SEC Form D with the Washington Department of Financial Institutions, Securities Division; (ii) the Form was filed not later than 15 days after the first sale; and (iii) the Company executed a Form U-2 consent to service of process, and (iv) the Company paid an appropriate filing fee of $300.00 to the Washington State Treasurer. (the "Washington Exemption").

           In April 1996, prior to its acquisition by the Company, MSIW executed a Promissory Note in favor of William Evans, the Company's then current Vice President of Sales, in the amount of eighteen thousand dollars ($18,000) at an interest rate of ten percent (10%) per annum. The Note was in exchange for monies lent by Mr. Evans to the Company for working capital. The Note was payable in full by July 31, 1996.

           In July 1996, prior to its acquisition of MSIW, the Company sold 1,200,000 shares of its Common Stock to one hundred nineteen (119) individuals for a total of $12,000. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, the Florida Exemption, the Georgia Exemption, Section
502.203 (9) of the Iowa Code, Section 80A.15(Subd.  2)(h) of the Minnesota Code,
Section 49:3-50 (b)(9) of the New Jersey Code, Section 90.530(11) of the Nevada Code, Section 35-1-320(9) of the South Carolina Code, Section 48-2-103(b)(4) of the Tennessee Code, Section 5[581-5]I(c) of the Texas Code and Section 551.23
(11) of the Wisconsin Code. No state exemption was necessary for the sales made to Aruban, Bahamian, Canadian, French or Taiwanese investors.

           The Company relied upon Iowa Code Section 502.203 (9) for this transaction. The facts upon which the Company relied in Iowa are: (1) Sales were made to less than thirty-five (35) purchasers in Iowa, exclusive of purchasers by bona fide institutional investors for their own account for investment in a period of twelve (12) consecutive months; (2) The issue was not an issue of: (a) fractional undivided interests in oil, gas, or other mineral leases, rights, or royalties or (b) interests in a partnership organized under the laws of or having its principal place of business in a foreign jurisdiction; (3) The issuer reasonably believed that all buyers in Iowa purchased for investment; (4) Commission or other remuneration was not paid or given, directly or indirectly, for the sale, except as was permitted by the administrator by rule; and (4) The issuer or a person acting on behalf of the issuer did not offer or sell the securities by any form of general solicitation or advertising.

           The Company relied upon Minnesota Code Section 80A.15(Subd. 2)(h) for several transactions. The facts upon which the Company relied in Minnesota are as follows: (1) (a) no person made more than ten (10) sales of securities of the same issuer during any period of twelve (12) consecutive months; (b) the seller reasonably believed that all buyers were purchasing for investment; (c) the securities were not advertised for sale to the general public; and (2) (a) the issuer did not make more than twenty-five (25) sales of its securities according to the Minnesota exemption, exclusive of sales pursuant to clause (1), during any period of twelve (12) consecutive months; (b) filed with the Commissioner, ten (10) days before any sale, a Statement of Issuer" form; (c) filed the appropriate filing fee; and (d) no commission or remuneration was paid in connection with a sale.

           The Company relied upon New Jersey Code Section 49:3-50 (b)(9) for several transactions.

The facts upon which the Company relied in New Jersey are as follows: the transaction was part of an issue in which (a) there were no more than ten (10) sales in New Jersey during any period of twelve (12) consecutive months; (b) the seller reasonably believed that all buyers were purchasing for investment; (c) no general solicitation or general advertising is used in connection with the offer to sell or sale of the securities; and (d) no commission or remuneration was paid in connection with a sale.

           The Company relied upon Nevada Code Section 90.530(11) for several transactions. The facts upon which the Company relied in Nevada are as follows: the transaction was part of an issue in which (a) there were no more than 25 purchasers in Nevada, other than those designated in subsection 10, during any 12 consecutive months; (b) no general solicitation or general advertising is used in connection with the offer to sell or sale of the securities; (c) no commission or other similar compensation is paid or given, directly or indirectly, to a person, other than a broker-dealer licensed or not required to be licensed under this chapter, for soliciting a prospective purchaser in Nevada; and (d) one of the following conditions was satisfied: (1) the seller reasonably believed that all the purchasers in Nevada, other than those designated in subsection 10, were purchasing for investment; or (2) immediately before and immediately after the transaction, the Company reasonably believed that its securities were held by 50 or fewer beneficial owners, other than those designated in subsection 10, and the transaction was part of an aggregate offering that does not exceed $500,000 during any 12 consecutive months.

           The Company relied upon South Carolina Code Section 35-1-320(9) for several transactions. The Company relied upon a South Carolina exemption from registration, which states: any transaction was pursuant to an offer directed by the Mariculture to not more than twenty-five persons, other than those designated in item (8) of this section, in this State during any period of twelve (12) consecutive months, and (a) the seller reasonably believed that all the buyers in South Carolina, other than those designated in item (8) of this section, are purchasing for investment and (b) no commission or other remuneration was paid or given directly or indirectly for soliciting any prospective buyer in South Carolina, other than those designated in item (8) of this section; but the Securities Commissioner may by rule or order, as to any security or transaction or any type of security or transaction, withdraw or further condition this exemption, increase or decrease the number of offerees permitted or waive the conditions in clauses (a) and (b) with or without the substitution of a limitation on remuneration and the Securities Commissioner, further, may require persons claiming this exemption to notify him in writing of the claim of exemption, the number of offers extended and to whom made at any point during the offering process.

           The Company relied upon Tennessee Code Section 48-2-103(b)(4) for several transactions. The facts upon which the Company relied in Tennessee are as follows: (A) The aggregate number of persons in Tennessee purchasing the securities from the Company and all affiliates of the Company pursuant to this exemption during the twelve month period ending on the date of such sale did not exceed fifteen (15) persons, exclusive of persons who acquired the securities in transactions which were not subject to this exemption or which were otherwise exempt from registration under the provisions of this exemption or which have been registered pursuant to Sec. 48-2-105 or Sec. 48- 2-106. (B) The securities were not offered for sale by means of publicly disseminated advertisements or sales literature; and (C) All purchasers in Tennessee purchased such securities with the intent of holding such securities for investment for their own accounts and without the intent of participating directly or indirectly in a distribution of such securities.

           The Company relied upon Texas Code Section 5[581-5]I(c) for several transactions. The facts upon which the Company relied in Texas are as follows:
The sale during the period of twelve (12) months ending with the date of the sale in question was to not more than fifteen (15) persons and such persons purchased such securities for their own account and not for distribution.

           The Company relied upon Wisconsin Code Section 551.23 (11) for several transactions. The facts upon which the Company relied in Wisconsin are as follows: (1) (a) no person made more than ten (10) sales of securities of the same issuer during any period of twelve (12) consecutive months within Wisconsin; (b) the seller reasonably believed that all buyers were purchasing for investment; (c) there was no filing requirement; and (d) no commission or remuneration was paid in connection with a sale.

           In August 1996, the Company entered into a share exchange agreement with MSIW, which had been formed on August 25, 1994, and its shareholders. The exchange was made whereby the Company issued 8,800,000 shares of its restricted Common Stock to the shareholders of MSIW for all of the issued and outstanding stock of MSIW. As part of the transaction, David Meilahn received 2,226,421 shares of the Company's Common Stock. This offering was conducted pursuant to
Section 4(2) of the Act, Rule 506, the Florida Exemption, the Georgia Exemption, Rule ###-##-#### of the Oregon Code and the Washington Exemption.

           The Company relied upon Rule ###-##-#### of the Oregon Code for several transactions. The facts relied upon to make the Oregon Exemption include the following: (i) the Company filed a completed SEC Form D with the Oregon Department of Consumer & Business Services, Division or Finance and Corporate Securities; (ii) the Form was filed not later than 15 days after the first sale; and (iii) the Company paid an appropriate filing fee based on the amount of the offering.

           In January 1997, the Company executed a second Promissory Note in favor of William Evans, the Company's then present Vice President of Sales, in the amount of ten thousand dollars ($10,000) at an interest rate of ten percent (10%) per annum. The Note was in exchange for monies lent by Mr. Evans to the Company for working capital. The Note was payable in full by April 30, 1997.

           In April 1997, the Company executed a third Promissory Note in favor of William Evans, the Company's then current Vice President of Sales, in the amount of twenty two thousand dollars ($22,000) at an interest rate of ten percent (10%) per annum. The Note was in exchange for monies lent by Mr. Evans to the Company for working capital. The Note was payable in full by December 15, 1997.

           In July 1997, the Company issued 31,000 shares of its restricted Common Stock to Corporate Imaging in connection with their production of a corporate profile. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and Section R14-4-126 of the Arizona Code.

          The Company relied upon Section R14-4-126 of the Arizona Revised Statutes for several transactions. The facts relied upon to make the Arizona Exemption include the following: (i) units

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were sold to less than thirty-five (35) persons; (ii) each purchaser who was not an accredited investor either alone or with purchaser representative had such knowledge and experience in financial and business matters sufficient to evaluate the merits and risks of the prospective investment; (iii) the bad boy provisions of the rule apply to neither the Company nor its predecessors or affiliates; and (iv) neither the issuer nor any person acting on its behalf offered or sold the securities by any form of general solicitation or general advertising; (v) the Company filed a completed SEC Form D with the Arizona Corporation Commission signed by a person duly authorized by the issuer; (vi) the Forms were filed not later than 15 days after the first sale of the securities in Arizona; (vii) the Company paid an appropriate filing fee of $250.00 to the Arizona Corporation Commission.

           In July 1997, the Company issued 10,766 shares of its restricted Common Stock valued at $3,122 to Jeff & Jill Caven in connection with their photography services on behalf of the Company. The shares were issued pursuant to Section 4(2) of the Act, Rule 506, Section 58-13B-24(R) of the New Mexico Code and New Mexico Rule 12NMAC11.4.11.2.

          The Company relied upon Section 58-13B-24(R) of the New Mexico Code, New Mexico Rule 12NMAC11.4.11.2 for several transactions. The facts relied upon to make the New Mexico Exemption include the following: (i) the Company filed a completed SEC Form D with the New Mexico Securities Division; (ii) the Company executed a Form U-2 consent to service of process in the state of New Mexico;
(iii) the Forms were filed not later than 15 days after the first sale of the securities in New Mexico; and (iv) the Company paid an appropriate filing fee of $350.00.

           In July 1997, the Company issued 14,946 shares of its restricted Common Stock valued at $9,715 to John Sabella as payment for producing brochures on behalf of the company. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and the Washington Exemption.

           In August 1997, an agreement was entered into whereby the Company issued 54,027 shares of its Common Stock to Stephen Jaeb in exchange for the cancellation of a debt by the Company to Mr. Jaeb in the amount of $54,027. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 and the Florida Exemption.

           In April 1998, an agreement was entered into, whereby the Company issued 20,600 shares of its unrestricted Common Stock to Reinforced Tank Products, Inc. in connection with their agreement to provide engineering services at the University of California in Long Beach, California. The services were valued at $20,600. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 and Section 59.035(12) of the Oregon Code.

           The Company relied upon Section 59.035(12) of the Oregon Code for this transaction. The facts upon which the Company relied in Oregon are as follows: (A) The transaction resulted in not more than ten (10) purchasers in Oregon of securities of the Company during any twelve (12) consecutive months;
(B) No commission or other remuneration was paid or given directly or indirectly in connection with the offer or sale of the securities; (C) No public advertising or general solicitation was used in connection with the offer or sale of the securities; (D) At the time of the transaction, the Company did not have under the Oregon Securities Law, an application for registration or an effective registration of securities which were part of the same offering.

           In October 1998, the Company agreed to issue 17,400 shares of its restricted Common Stock to Elaine Meilahn, the wife of David Meilahn, in connection with her bookkeeping services on behalf of the Company. Her services were valued at $8,700. The shares were actually issued in January 2000. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and the Washington Exemption.

           In December 1998, the Company sold 1,409 shares of its restricted Common Stock to three (3) investors. No offering memorandum was used in connection with these sales. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506 and Section 109.13 of the Texas Code.

          The Company relied upon Section 109.13 Limited Offering Exemption of the Texas Code for several transactions. The facts relied upon to make the Texas Exemption include the following: (i) the Company filed a completed SEC Form D with the Texas State Securities Board; (ii) the Form was filed not later than 15 days after the first sale; (iii) the Company provided the State Securities Board a copy of the information furnished by the Company to the offerees, (iv) the Company executed a Form U-2 consent to service of process; and (v) the Company paid an appropriate filing fee to the State Securities Administrator.

           From December 1998 through April 1999, the Company sold 93,069 shares of its unrestricted Common Stock to twenty two (22) investors. For such offering, the Company relied upon Section 3(b) of the Act, Rule 504, Section 11-51-308(1)(j) of the Colorado Code, the Florida Exemption, the Georgia Exemption, Section 59.035(12) of the Oregon Code, Section 48-2-103(b)(4) of the Tennessee Code and Section 551.23 (11) of the Wisconsin Code.

           The Company relied upon Section 11-51-308(1)(j) of the Colorado Code for several transactions. The facts upon which the Company relied are: (i) the offering was directed to not more than twenty (20) persons in Colorado; (ii) the securities were sold to not more than ten (10) buyers in Colorado; (iii) all purchasers represented that they purchased for investment; (iv) no commission or other remuneration was paid or given for soliciting any prospective buyer in Colorado.

           The Company relied upon Section 59.035(12) of the Oregon Code for several transactions. The facts upon which the Company relied in Oregon are as follows: (A) The transaction resulted in not more than ten (10) purchasers in Oregon of securities of the Company during any twelve (12) consecutive months;
(B) No commission or other remuneration was paid or given directly or indirectly in connection with the offer or sale of the securities; (C) No public advertising or general solicitation was used in connection with the offer or sale of the securities; (D) At the time of the transaction, the Company did not have under the Oregon Securities Law, an application for registration or an effective registration of securities which were part of the same offering.

           The Company relied upon Tennessee Code Section 48-2-103(b)(4) for several transactions. The facts upon which the Company relied in Tennessee are as follows: (A) The aggregate number of persons in Tennessee purchasing the securities from the Company and all affiliates of the Company pursuant to this exemption during the twelve month period ending on the date of such sale did not exceed fifteen (15) persons, exclusive of persons who acquired the securities in transactions which were not subject to this exemption or which were otherwise exempt from registration under the provisions of this exemption or which have been registered pursuant to Sec. 48-2-105 or Sec. 48- 2-106. (B) The securities were not offered for sale by means of publicly disseminated advertisements or sales literature; and (C) All purchasers in Tennessee purchased such securities with the intent of holding such securities for investment for their own accounts and without the intent of participating directly or indirectly in a distribution of such securities.

           The Company relied upon Wisconsin Code Section 551.23 (11) for several transactions. The facts upon which the Company relied in Wisconsin are as follows: (1) (a) no person made more than ten (10) sales of securities of the same issuer during any period of twelve (12) consecutive months within Wisconsin; (b) the seller reasonably believed that all buyers were purchasing for investment; (c) there was no filing requirement; and (d) no commission or remuneration was paid in connection with a sale.

           In April 1999, the Company issued 27,000 shares of its unrestricted Common Stock to Neil Rand in connection with his production of a corporate profile. The shares were issued pursuant to Section 3(b) of the Act, Rule 504 and the Florida Exemption.

           In April 1999, an agreement was entered into, whereby the Company issued 11,930 shares of its restricted Common Stock to Sanford Tager, President of Methow Valley Excavating, Inc., in connection with their agreement to dismantle and remove the Company's pilot test site. The services were valued at $11,929.54. The shares were issued pursuant to Section 4(2) of the Act, Rule 506 and the Washington Exemption.

           In March 2000, the Company issued 250,000 shares of its restricted Common Stock to Donald Mintmire in connection with his legal services on behalf of the Company. The shares were issued pursuant to Section 3(b), Rule 701 and the Florida Exemption.

           For purposes of Rule 701, the facts upon which the Company relied are: (i) The offer was under a written compensatory benefit plan or contract established by the issuer for the participation of its consultants and advisors;
(ii) the consultants and advisors were providing services to the issuer at the time the securities were offered; (iii) the consultants and advisors were natural persons; (iv) the consultants and advisors provided bona fide services to the issuer; (v) the services were not in connection with the offer or sale of securities in a capital-raising transaction; (vi) the consultants and advisors did not directly or indirectly promote or maintain a market for the issuer's securities; and (vii) the aggregate sales price during a consecutive twelve (12) month period did not exceed the greater of: (a) $1,000,000; (b) fifteen percent (15%) of the total assets of the issuer; or (c) fifteen percent (15%) of the outstanding amount of the class of securities being sold.

           In March 2000, the Company executed a Promissory Note in favor of Elaine Meilahn, in the amount of fourteen thousand four hundred dollars ($14,400) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The
Note is payable on demand.

           In March 2000, the Company executed a Promissory Note in favor of David Meilahn in the amount of twenty one thousand nine hundred seventy dollars ($21,970.00) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Mr. Meilahn to the Company for working capital. The Note is payable on demand.

           In March 2000, the Board of Directors authorized the issuance of one hundred (100) shares of restricted Common Stock of the Company for each member of the Board of Directors when in attendance at quarterly board meetings. The Company will also reimburse direct travel expenses presented by each member of the board.

           January 2000 through April 2000, the Company sold 32,000 shares of its Restricted Common Stock to seven (7) investors for a total of thirty two thousand dollars ($32,000). The offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 25102.1 of the California Code, Section 80 A.15 Subd. 2(h) of the Minnesota Code, Section 109.13 of the Texas Code, and the Washington Exemption.

          The Company relied upon Section 25102.1 of the California Code for several transactions. The facts relied upon to make the California Exemption include the following: (i) the Company filed a completed SEC Form D with the California Department of Corporations; (ii) the Company executed a Form U-2 consent to service of process in the state of California; (iii) the Forms were filed not later than 15 days after the first sale of the securities in California; and (v) the Company paid an appropriate filing fee.

          The Company relied upon Section 80 A.15 Subd. 2(h) of the Minnesota Statutes, 1986, as amended, for several transactions. The facts relied upon to make the Minnesota Exemption include the following: (i) bad boy provisions of the rule apply to the Company; (ii) no commission or other remuneration was paid for soliciting any prospective buyer; (iii) the Company filed a completed SEC Form D with the Minnesota Department of Commerce signed by a person duly authorized by the issuer; (iv) the Company executed a Form U-2 consent to service of process in the state of Minnesota; (v) the Forms were filed not later than 15 days after the first sale of the securities in Minnesota; (vi) the Company paid an appropriate filing fee of $50.00 to the Minnesota Department of Commerce.
                                      62

          The Company relied upon Section 109.13 Limited Offering Exemption of the Texas Code for several transactions. The facts relied upon to make the Texas Exemption include the following: (i) the Company filed a completed SEC Form D with the Texas State Securities Board; (ii) the Form was filed not later than 15 days after the first sale; (iii) the Company provided the State Securities Board a copy of the information furnished by the Company to the offerees, (iv) the Company executed a Form U-2 consent to service of process; and (v) the Company paid an appropriate filing fee to the State Securities Administrator.

           In August 2000, the Company executed a Promissory Note in favor of Elaine Meilahn in the amount of ten thousand six hundred dollars ($10,600) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable in demand.

           In November 2000, the Company executed a Promissory Note in favor of Elaine Meilahn in the amount of five thousand dollars ($5,000) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable in demand.

           In November 2000, the Company entered into a Consulting Agreement with Websters' Inc. The Consulting Agreement provides that the Company is to engage Websters' Inc. as a registered professional engineering firm for the purposes of performing the comprehensive design, development and production of a functional integrated commercial SARGO system, and to provide technical support to the installation of the resulting device into SARGO commercial fish rearing vessels. Websters' Inc. agrees to provide approximately two hundred fifty (250) hours of service to the Company, and to accept restricted Common Stock of the Company in lieu of cash payment at a rate of one hundred (100) shares for every one (1) hour of services, or a pro-rata amount thereof, or, upon the approval of the Company's Board of Directors, in a cash amount of one hundred fifty dollars ($150) per hour of service. Websters' Inc. is to receive an initial deposit in advance against the Consulting Agreement of one thousand (1,000) shares of restricted Common Stock of the Company. Payments for services in shares will be presented as a certificate of the restricted Common Stock on a quarterly basis upon approval of the Company's Board of Directors. The agreement also provides that the Company agrees to exchange for cash, at the same rate of value as at original issue, any designated part or the total of all stock issued to Websters' Inc. as a fee from the Consulting Agreement. The exchange for cash will only be in the event that the stock tendered to Websters' Inc. is unable to be sold in a brokers' transaction after a period of one year from the date of issue of the certificate. The agreement expires December 1, 2002. The offering was conducted pursuant to Section 4(2) of the Act, Rule 506 and the Washington Exemption.

Item 5. Indemnification of Directors and Officers

           The Company's Articles of Incorporation provide that: The directors shall be protected from personal liability to the fullest extent permitted by law.

           The Florida Statutes ("FS") provide that: (1) A corporation shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. The termination of any contender or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (2) A corporation shall have the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of fact that he is or was a director, officer, employee, or agent of another corporation, or is or was serving at the request of the corporation as a director, director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceed, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized is such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which such court shall deem proper.

           (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith.

           (4) Any indemnification under subsection (1) or subsection (2), unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsection (1) or subsection (2). Such determination shall be made:

                     (a) By the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

                     (b) If such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

                     (c) By independent legal counsel:

                               1.  Selected by the board of directors prescribed
in paragraph (a) or the committee prescribed in paragraph (b); or

                               2.  If  a  quorum  of  the  directors  cannot  be
obtained for paragraph (a) and the committee  cannot  designate  under paragraph
(b), selected by majority vote of the full board of directors (in which directors who are parties may participate); or

                     (d) By the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

           (5) Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, persons specified by paragraph (4)(c) shall evaluate the reasonableness of expenses and may authorize indemnification.

           (6) Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the corporation pursuant to this section. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

           (7) The indemnification and advancement of expenses provided pursuant to this section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in another capacity while holding such office. However, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

                     (a) A violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

                     (b)  A  transaction  from   which  the  director,  officer,
employee, or agent derived an improper personal benefit;

                     (c) In the case of a director, a circumstance under which the liability provisions of ss. 607.0834 are applicable; or

                     (d) Willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

           (8) Indemnification and advancement of expenses as provided in this section shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person, unless otherwise provided when authorized or ratified.

           (9) Unless the corporation's articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board of or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses incurred in seeking court ordered indemnification or advancement of expenses, if it determines that:

                     (a) The  director,  officer, employee, or agent is entitled to mandatory indemnification under subsection (3), in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses;

                     (b) The director, officer, employee, or agent is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power pursuant to subsection (7); or

                     (c) The director, officer, or agent is fairly and reasonably entitled to indemnification or advancement of expenses, regardless of whether such person met the standard of conduct set forth in subsection (1), subsection (2), or subsection (7).

           (10) For purposes of this section, the term "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director, officer, or agent of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, is in the same position under this section with respect to such constituent corporation of its separate existence had continued.

           (11) For purposes of this section:

                     (a) The term "other enterprises" includes employee benefit plans;

                     (b) The term "expenses" includes counsel fees, including those for appeal;

                     (c) The term "liability" includes obligations to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses actually and reasonably incurred with respect to a proceeding;

                     (d) The term "proceeding" includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal;

                     (e) The term "agent" includes a volunteer;

                     (f) The term "serving at the request of the corporation" includes any service as a director, officer, employee, or agent of the corporation that imposes duties on such persons, including duties relating to an employee benefit plan and its participants or beneficiaries; and

                     (g) The term "not opposed to the best interest of the corporation" describes the actions of a person who acts in good faith and in a manner he reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

           (12) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

PART F/S

           The Financial Statements of Mariculture required by Regulation S-X commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.




                 [Balance of this page intentionally left blank]

                            MARICULTURE SYSTEMS, INC.
                          (A Development Stage Company)

                          INDEPENDENT AUDITOR'S REPORT
                                       and
                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

CONTENTS


                                                                  PAGE

INDEPENDENT AUDITOR'S REPORT                                      F-1

FINANCIAL STATEMENTS
           Balance sheet                                          F-2
           Statement of operations                                F-3
           Statement of stockholders' deficit                     F-4
           Statement of cash flow                                 F-5
           Notes to financial statements                          F-6

INDEPENDENT AUDITOR'S REPORT




Mariculture Systems, Inc.
(A Development Stage Company)


We have audited the accompanying balance sheet of Mariculture Systems, Inc., a development stage company, as of December 31, 1999 and 1998, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and for the period from inception (August 25, 1994) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mariculture Systems, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, and for the period from inception (August 25, 1994) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has a working capital deficiency and faces uncertain conditions regarding its ability to transition from a development stage company to an operating entity that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Moss Adams
Everett, Washington
May 10, 2000

MARICULTURE SYSTEMS, INC.
(A Development Stage Company)
BALANCE SHEET

                                     ASSETS

                                                                                  DECEMBER 31,
                                                                   ------------------------------------------
                                                                           1999                  1998
                                                                   --------------------- --------------------
CASH                                                                $        2,373        $          150

TEST FACILITY                                                               55,429                52,500
                                                                   --------------------- --------------------

            Total assets                                            $       57,802         $      52,650
                                                                   ===================== ====================

                      LIABILITIES AND STOCKHOLDERS' DEFICIT



CURRENT LIABILITIES
  Notes payable - related party                                     $       78,765          $      79,515
  Notes payable - other                                                     14,017                 14,017
  Accounts payable - related party                                          18,016                  9,146
  Trade accounts payable                                                   154,857                154,854
  Unissued shares payable                                                   26,200                 47,500
  Accrued interest                                                          47,000                 34,000
                                                                   -------------------    -------------------

    Total current liabilities                                              338,855                339,032
                                                                   -------------------    -------------------

STOCKHOLDERS' DEFICIT
  Common stock, par value $.001; 20,000,000 shares
   authorized; 10,284,817 and 10,252,817 issued and
   outstanding in 1999 and 1998, respectively                               10,285                 10,253
  Capital surplus                                                          725,849                693,881
  Deficit accumulated during the development stage                      (1,017,187)              (990,516)
                                                                   -------------------    -------------------

    Total stockholders' deficit                                           (281,053)              (286,382)
                                                                   -------------------    -------------------

    Total liabilities and stockholders' deficit                     $       57,802          $      52,650
                                                                   ===================    ===================

                            See accompanying notes.

MARICULTURE SYSTEMS, INC.
(A Development Stage Company)
STATEMENT OF OPERATIONS

                                                                                         FOR THE
                                                                                       PERIOD FROM
                                                                                        INCEPTION
                                                    YEAR               YEAR         (AUGUST 25, 1994)
                                                    ENDED             ENDED                TO
                                                DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
                                                    1999               1998               1999
                                           -------------------  ----------------   -------------------
OPERATING EXPENSES
    General and administrative expenses     $         9,820     $       24,865     $        340,951
    Research and experimentation
        expenses                                      3,851             23,277              629,289
                                           -------------------  ----------------   -------------------

        Total operating expenses                     13,671             48,142              970,240
                                           -------------------  ----------------   -------------------

NET LOSS FROM OPERATIONS                            (13,671)           (48,142)            (970,240)

INTEREST INCOME                                                                               7,191

INTEREST EXPENSE                                    (13,000)           (14,000)             (54,138)
                                           -------------------  ----------------   -------------------

NET LOSS                                    $       (26,671)    $      (62,142)    $      (1,017,187)
                                           ===================  ================   ===================

BASIC LOSS PER COMMON
    SHARE                                   $         (0.00)    $        (0.01)    $           (0.10)
                                           ===================  ================   ===================

DILUTED LOSS PER COMMON
    SHARE                                   $         (0.00)    $        (0.01)    $           (0.10)
                                           ===================  ================   ===================

BASIC WEIGHTED AVERAGE
    NUMBER OF SHARES
    OUTSTANDING                                  10,268,817         10,242,517              10,108,285
                                           ===================  ================   ===================

DILUTED WEIGHTED AVERAGE
    NUMBER OF SHARES
    OUTSTANDING                                  10,268,817         10,242,517              10,108,285
                                           ===================  ================   ===================

                            See accompanying notes.

MARICULTURE SYSTEMS, INC.(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' DEFICIT

YEAR ENDED DECEMBER 31, 1999 AND PERIOD FROM
INCEPTION (AUGUST 25, 1994) TO DECEMBER 31, 1999


                                                                                                 Deficit
                                                                                               Accumulated
                                                   Common Stock                                   During
                                         ---------------------------------      Capital        Development
                                              Shares            Amount          Surplus           Stage              Total
                                         -----------------  --------------   --------------   ----------------  ----------------
ISSUANCE OF STOCK
    1995
        For cash                               1,640,000     $     1,640      $   431,321                        $     432,961
        For founders                           8,213,080           8,212           (8,212)
    1996
        For cash                                 130,000             130           32,370                               32,500
        For founders                           1,200,000           1,200           (1,200)
        For services                              10,766              11            3,074                                3,085
        Share exchange                       (10,075,354)        (10,075)          10,075
        Share exchange                         8,800,000           8,800           (8,800)
    1997
        For cash                                 186,978             187          145,741                              145,928
        For services                             126,747             127           68,933                               69,060

NET LOSS THROUGH 1997                                                                          $    (928,374)         (928,374)
                                         -----------------  --------------   --------------   ----------------  ----------------

BALANCE, December 31, 1997                    10,232,217          10,232          673,302           (928,374)         (244,840)

    1998
        For services                              20,600              21           20,579                               20,600

NET LOSS                                                                                             (62,142)          (62,142)
                                         -----------------  --------------   --------------   ----------------  ----------------

BALANCE, December 31, 1998                    10,252,817          10,253          693,881           (990,516)         (286,382)

ISSUANCE OF STOCK
    For cash                                       2,000               2            1,998                                2,000
    From unissued shares payable
        (Note 7)                                  30,000              30           29,970                               30,000

NET LOSS                                                                                             (26,671)          (26,671)
                                         -----------------  --------------   --------------   ----------------  ----------------

BALANCE, December 31, 1999                    10,284,817      $   10,285      $   725,849      $  (1,017,187)     $   (281,053)
                                         =================  ==============   ==============   ================  ================

                            See accompanying notes.

MARICULTURE SYSTEMS, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS

                           Increase (Decrease) In Cash

                                                                                                          FOR THE
                                                                                                        PERIOD FROM
                                                                                                         INCEPTION
                                                              YEAR                   YEAR            (AUGUST 25, 1994)
                                                             ENDED                  ENDED                    TO
                                                          DECEMBER 31,           DECEMBER 31,           DECEMBER 31,
                                                              1999                   1998                   1999
                                                      --------------------   --------------------   ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Cash paid to suppliers, subcontractors
        and employees                                  $           (4,798)   $          (17,470)    $        (594,928)
    Interest received                                                                                           7,191
    Interest paid                                                                                              (7,138)
                                                      --------------------   --------------------   ------------------

            Net cash from operating activities                     (4,798)              (17,470)             (594,875)
                                                      --------------------   --------------------   ------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of test facility                                      (2,929)                                   (165,123)
                                                      --------------------   --------------------   ------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from notes payable                                     7,950                 4,136                92,782
    Proceeds from sale of common stock                              2,000                                     643,389
    Cash received for unissued shares                                                    10,000                26,200
                                                      --------------------   --------------------   ------------------

            Net cash from financing activities                      9,950                14,136               762,371
                                                      --------------------   --------------------   ------------------

NET CHANGE IN CASH                                                  2,223                (3,334)                2,373

CASH, beginning of period                                             150                 3,484
                                                      --------------------   --------------------   ------------------

CASH, end of year                                      $            2,373    $              150     $           2,373
                                                      ====================   ====================   ==================

RECONCILIATION OF NET LOSS TO NET
        CASH FROM OPERATING ACTIVITIES
    Net loss                                           $          (26,671)   $          (62,142)    $      (1,017,187)
    Adjustments to reconcile net loss to net cash
            from operating activities
        Depreciation and write-down of test
            facility to net salvage value                                                                     109,694
        Services received in exchange for
            common stock                                                                 20,600                92,745
        Changes in operating assets and liabilities
            Trade accounts payable                                  8,873                10,072               172,873
            Accrued interest                                       13,000                14,000                47,000
                                                      --------------------   --------------------   ------------------

NET CASH FROM OPERATING ACTIVITIES                     $           (4,798)   $          (17,470)    $        (594,875)
                                                      ====================   ====================   ==================

SUPPLEMENTAL DISCLOSURE OF
        NONCASH ACTIVITIES
    Common stock issued for services                   $            8,700                           $          92,745
                                                      ====================   ====================   ==================

    Shares payable exchanged for common stock          $           30,000                           $          30,000
                                                      ====================   ====================   ==================

                            See accompanying notes.

Note 1 - Summary of Significant Accounting Policies

Description of business and nature of operations - Mariculture Systems, Inc. (the Company) is a development stage company which has undertaken the development, manufacturing and marketing of products for the aquaculture industry. The Company was incorporated in the State of Florida on July 8, 1996. On August 22, 1996, the Company entered into a Share Exchange Agreement whereby the Company issued and exchanged 8,800,000 shares of its common stock for one hundred percent (100%) of the issued and outstanding stock of Mariculture Systems, Inc., a Washington corporation (MSIW). MSIW was incorporated in the State of Washington in 1994 under the name Aquatech International, Ltd. Aquatech was renamed Mariculture Systems, Inc. in 1994. As a result of the share exchange transaction, MSIW became a wholly-owned subsidiary of the Company. The Washington corporation was administratively dissolved on September 19, 1997.

The Company accounted for the MSIW share conversion as a reorganization. 100% of MSIW's shares were exchanged at the rate of .87242 shares of the Florida Company for each share of MSIW. During this transaction, 10,075,354 shares of MSIW were exchanged for 8,800,000 shares of the Florida Corporation. Total stockholder ownership percentages did not change from the share conversion from MSIW to Mariculture Systems, Inc. The financial statements reflect the operations of MSIW, which was incorporated on August 25, 1994 and administratively dissolved on September 19, 1997, and the Florida parent company. The products are primarily new technology in fish farming through the use of a rigid wall fish rearing system. The Company developed and constructed a test facility in June 1996. Fish were installed by a third party in October 1996, with harvest of the crop accomplished in August 1997. The test facility performed effectively. The Company has elected to expense all costs associated with the development, engineering, startup and operations that have been incurred. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Revenue recognition - Revenues from the sale of the rigid wall fish rearing system will be recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to management's estimate of total costs. This method will be used because management considers expended costs to be the best available measure of progress on these contracts.

Cost of revenues earned will include all direct labor and benefits, materials unique to or installed in the project, subcontract costs and equipment costs. Equipment costs will be allocated to jobs based on a method to be determined. Equipment costs not allocated specifically to a contract will remain as unallocated indirect costs.

General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts will be made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and income and will be recognized in the period in which the revisions are determined. Profit incentives received by meeting or exceeding stipulated contractual deadlines will be included in revenue when realized and payment is reasonably assured.

Test facility and equipment, net of salvage value - The direct costs of materials and equipment associated with the test facility that have alternative uses used in the test facility have been capitalized through June 1996. Upon completion of the test in August 1997, the facility was dismantled and all assets were recorded at the lower of cost or net salvage value and are evaluated for impairment. The accounting policies are in accordance with generally accepted accounting principles and conform to the standards applicable to development stage companies. Advertising and marketing - The Company expenses advertising and marketing costs as they are incurred. There were no advertising and marketing costs for the years ended December 31, 1999 and 1998.

Income taxes - Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred taxes result from temporary differences in the recognition of certain income and expense amounts between the Company's financial statements and its tax returns.

Cash equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash and cash equivalents have an original maturity of three months or less.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these results.

Note 2 - Test Facility

                                                               DECEMBER 31,
                                                 ------------------------------------
                                                        1999                  1998
                                                 -------------------- ---------------
Barge                                            $      16,500         $      16,500
Moorings                                                 6,957                 6,957
Generators and pumps                                   107,468               107,468
Miscellaneous equipment                                 34,198                31,269
                                                 -------------------- ---------------

                                                      165,123                162,194
Less accumulated depreciation and write-down         (109,694)              (109,694)
                                                 -------------------- ---------------

                                                 $     55,429         $      52,500
                                                 ==================== ===============

Note 3 - Notes Payable

The Company is obligated on several unsecured notes for funds borrowed from private parties. All of these notes are past due and the Company is in default under the original terms and conditions.

 Note payable to Elaine Meilahn, payable upon demand,
      interest accruing at 12% per annum, related party note.                   $     9,401       $      9,401

 Note payable  to  Elaine  Meilahn,  payable  upon  demand,  interest accruing at 12% per annum, right to convert to 17,400 shares of restricted  common  stock in lieu of  principal  and  interest, related party note. The note
      was converted to stock in 1999.                                                                    8,700

 Note payable to Dave Meilahn, payable upon demand,
      interest accruing at 12% per annum, related party note.                        21,970             14,020

 Notes payable to Bill Evans, in default and payable
      upon demand, interest accruing at 10% per
      annum, related party note.                                                     47,394             47,394
                                                                                ------------      -------------

      Notes payable - related party                                             $    78,765       $     79,515
                                                                                ------------      -------------

 Miscellaneous notes payable, payable upon demand.                              $     4,017       $      4,017

 Note payable to  unrelated  individual,  in default and payable upon demand,  interest  accruing  at 500 shares of common  stock per month,  accrued shares included in accrued  interest was 17,750 and 11,750 for the years ended
      December 31, 1999 and 1998, respectively.                                      10,000            10,000
                                                                                ------------      -------------

      Notes payable - other                                                     $    14,017       $    14,017
                                                                                ------------      -------------

Note 4 - Income Taxes
The following are the significant components of deferred tax assets at December 31:

                                                         1999                   1998
                                                  -------------------    -------------------
Deferred tax assets
    Net operating loss carryforward                $    270,000           $    270,000
    Cash basis of accounting                               75,000                 67,000
    Research and experimentation tax credit                82,000                 82,000
                                                  -------------------    -------------------

                                                         427,000                419,000
                                                  -------------------    -------------------

    Valuation allowance                                (427,000)              (419,000)
                                                  -------------------    -------------------

                                                   $               -      $               -
                                                  ===================    ===================


There were no deferred tax liabilities at December 31, 1999 or 1998. The Company has not recognized a net tax asset for the operating loss carryforwards and research and experimental credit due to the uncertainty surrounding their ultimate value to the Company. The Company has a net operating loss (NOL) carryforward of approximately $802,000 expiring from 2009 to 2019. These NOLs are generally available to offset future taxable income. Because the Company does not have taxable income, and has unused net operating losses and research and experimental credit the Company has not recognized a tax provision.
The Corporation uses the cash basis of accounting for income tax and the accrual basis for financial reporting. The cash basis of accounting deferred tax asset was created due to the differences in the net loss shown on the accrual method and that shown on the federal income tax cash basis method. The primary differences from the book accrued loss and the federal cash basis loss is derived by payables and accruals on the balance sheet not being deductible for federal income tax purposes until they are paid.

Note 5 - Going Concern
As shown in the accompanying balance sheet, the Company has incurred a deficit of $1,017,187 during the development stage through December 31, 1999, and as of that date, the Company's current liabilities exceed its current assets by $336,482. Those factors, as well as the uncertain conditions that the Company faces regarding its ability to transition from a development stage company to an operating entity, raises substantial doubt about the Company's ability to continue as a going concern. Management of the Company is in the process of obtaining additional equity through the issuance of stock. Without a sufficient source of revenue and capital funding, the Company will not be able to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 6 - License Agreement
The Company has obtained the exclusive rights to the technology and patents that will be marketed. This agreement stipulates that the Company is to pay to Dave Meilahn, President, Mariculture Systems, Inc., a non-refundable up-front fee in the amount of $200,000. The agreement further states if the non-refundable up-front fee is not made to Mr. Meilahn, the rights to the technology may be suspended, at his option, for a period not to exceed two years from December 21, 1998, until such payments are made. The agreement also stipulates that Mr. Meilahn is to receive quarterly royalty payments in the amount of 3.0% of the total gross sales of systems sold by the Company, affiliates, sublicenses, and associates. At December 31, 1999 the Company had not made the required $200,000 non-refundable up-front fee. The rights to the technology have not been suspended and the payments have not been made. The Company has not recorded an asset or liability relating to this agreement.

Note 7 - Common Stock
The Company from time to time enters into agreements with vendors and individuals to obtain goods and services for common stock based on the value of the goods and services received. These services varied from bookkeeping, photocopy, printing, engineering, computer analysis and other work. The Company has used the fair market value of the goods and services received by obtaining cash quotes from the vendor or outside parties. Total shares exchanged is then negotiated based on the fair market value of the goods or services provided. From inception through December 31, 1999 and 1998, there were 158,113 shares so exchanged for $92,745 of goods and services expenses. As described in Notes 3 and 8, the Company has certain agreements outstanding that allow the conversion of notes payable and accrued interest to common stock. From inception through December 31, 1999 and 1998 there were 54,027 shares exchanged for satisfaction of a $50,000 note payable and interest of $4,027. The Company has received funds from interested stockholders who were not eligible to receive stock due to the stockholders not completing the required security documents. The Company has accounted for these unissued shares by recording them as unissued shares payable. There were 65,621 and 78,621 shares unissued at December 31, 1999 and 1998, respectively. It is the intention of the Company to issue these shares when the individuals become eligible during the next issuance of stock or to refund the funds back to the interested stockholders. In 1999, 2,000 shares were issued for $2,000 paid in cash. In addition, 30,000 shares were issued from the unissued shares payable account in 1999. During 1998, the Company issued 20,600 shares for services valued at $20,600.

There are no stock options outstanding for the periods presented through December 31, 1999.

Note 8 - Related Party Transactions
As discussed in Note 3, the Company has various notes with related parties. As discussed in Note 6, the Company has obtained the licensing rights to the technology used in manufacturing the rigid wall fish rearing systems that the Company intends to sell. Included in accounts payable are balances due to related parties for expenses that have been paid through personal funds that have not been reimbursed by the Company. These are payable on demand and bear no interest rates.

Included in the loans payable is a loan to a related party for the amount of $8,700 for accounting services provided through December 31, 1998. The agreement in place allowed the loan to be paid in cash or converted to two restricted shares for each dollar listed on the books. During 1999 this related party elected to convert the loan to 17,400 shares of restricted stock. This balance is included in the unissued shares payable at December 31, 1999.

Note 9 - Loss Per Share
Basic loss per share amounts are computed based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock dividends and stock splits. Diluted loss per share amounts are computed by determining the number of additional shares that are deemed outstanding due to stock options under the treasury stock method. The Company has no stock options outstanding during the periods presented through December 31, 1999.

The following table sets forth the computation of basic and diluted loss per share:

                                                                                              FOR THE
                                                                                            PERIOD FROM
                                                                                             INCEPTION
                                                         YEAR               YEAR         (AUGUST 25, 1994)
                                                         ENDED             ENDED                TO
                                                     DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
                                                         1999               1998               1999
                                                 ----------------  -----------------   --------------------
NUMERATOR

Net loss                                         $      (26,671)     $    (62,142)     $    (1,017,187)

DENOMINATOR

Denominator for basic loss per share
    Weighted average shares                          10,268,817        10,242,517           10,108,285
    Effect of Diluted securities -
        stock options                                         -                 -                    -

Denominator for diluted earnings per share
    Weighted average shares and
        assumed conversion of Diluted
        stock options                                10,268,817        10,242,517           10,108,285

Basic loss per share                             $        (0.00)     $      (0.01)    $          (0.10)

Diluted loss per share                           $        (0.00)     $      (0.01)    $          (0.10)

                            MARICULTURE SYSTEMS, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS
                                  (unaudited)

                                  June 30, 2000

CONTENTS


                                                                  PAGE

FINANCIAL STATEMENTS
           Balance sheet                                          F-15
           Statement of operations                                F-16
           Statement of cash flow                                 F-17
           Notes to financial statements                          F-18

MARICULTURE SYSTEMS, INC.
(A Development Stage Company)
CONDENSED BALANCE SHEET (unaudited)

                                     ASSETS

                                                                       JUNE 30,          DECEMBER 31,
                                                                         2000                      1999
                                                                  -------------------    --------------------
CASH                                                               $        1,524         $         2,373

TEST FACILITY                                                              55,429                  55,429
                                                                  -------------------    --------------------

            Total assets                                           $      56,953          $        57,802
                                                                  ===================    ====================


                     LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
    Notes payable related party                                    $      87,365          $        78,765
    Notes payable other                                                   14,017                   14,017
    Accounts payable related party                                        19,080                   18,016
    Trade accounts payable                                               166,777                  154,857
    Unissued shares payable                                               17,500                   26,200
    Accrued interest                                                      53,000                   47,000
                                                                  -------------------    --------------------

            Total current liabilities                                    357,739                  338,855
                                                                  -------------------    --------------------

STOCKHOLDERS' DEFICIT
    Common stock, par value $.001; 20,000,000 shares authorized;
     10,564,147 and 10,284,817 issued and outstanding at June 30,
     2000 and December 31, 1999, respectively                             10,565                   10,285
    Capital surplus                                                      796,200                  725,849
    Deficit accumulated during the
        development stage                                             (1,107,551)              (1,017,187)
                                                                  -------------------    --------------------

            Total stockholders' deficit                                 (300,786)                (281,053)
                                                                  -------------------    --------------------

            Total liabilities and stockholders'
                deficit                                            $      56,953          $        57,802
                                                                  ===================    ====================

MARICULTURE SYSTEMS, INC.
(A Development Stage Company)
CONDENSED STATEMENT OF OPERATIONS (unaudited)


                                                                                                                   FOR THE
                                                  THREE MONTHS                      SIX MONTHS                   PERIOD FROM
                                                 ENDED JUNE 30,                   ENDED JUNE 30,                 INCEPTION
                                         ------------------------------   ------------------------------      (August 25, 1994)
                                              2000            1999             2000            1999          TO JUNE 30, 2000
                                         --------------   -------------   --------------  --------------   ---------------------

OPERATING EXPENSES
     General and administrative
         expenses                         $     4,491      $     1,666     $   60,501      $     3,371     $         401,452
     Research and experimentation
         expenses                              11,929            1,161         23,863            3,035               653,152
                                         --------------   -------------   --------------  --------------   ---------------------

         Total operating expenses              16,420            2,827         84,364            6,406             1,054,604
                                         --------------   -------------   --------------  --------------   ---------------------

NET LOSS FROM OPERATIONS                      (16,420)          (2,827)       (84,364)          (6,406)           (1,054,604)

INTEREST INCOME                                                                                                        7,191

INTEREST EXPENSE                               (3,000)          (3,000)        (6,000)          (6,000)              (60,138)
                                         --------------   -------------   --------------  --------------   ---------------------

NET LOSS                                  $   (19,420)      $   (5,827)    $  (90,364)     $   (12,406)      $    (1,107,551)
                                         ==============   =============   ==============  ==============   =====================

MARICULTURE SYSTEMS, INC.
(A Development Stage Company)
CONDENSED STATEMENT OF CASH FLOWS (unaudited)

                          Increase (Decrease) In Cash

                                                                                                    FOR THE
                                                                     SIX MONTHS ENDED             PERIOD FROM
                                                                         JUNE 30,                  INCEPTION
                                                              -------------------------------   (AUGUST 25, 1994)
                                                                   2000             1999         TO JUNE 30, 2000
                                                              --------------    --------------  ------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Cash paid to suppliers, subcontractors and employees       $    (9,449)     $    (3,661)    $       (604,377)
    Interest received                                                                                      7,191
    Interest paid                                                                                         (7,138)
                                                              --------------    --------------  ------------------

            Net cash from operating activities                      (9,449)          (3,661)            (604,324)
                                                              --------------    --------------  ------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Sale of equipment                                                                   500                  500
    Purchase of test facility                                                                           (165,623)
                                                              --------------    --------------  ------------------

            Net cash from operating activities                                          500             (165,123)
                                                              --------------    --------------  ------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from notes payable                                      8,600            1,500              101,382
    Proceeds from sale of common stock                                                2,000              643,389
    Cash received for unissued shares                                                                     26,200
                                                              --------------    --------------  ------------------

            Net cash from financing activities                       8,600            3,500              770,971
                                                              --------------    --------------  ------------------

NET CHANGE IN CASH                                                    (849)             339                1,524

CASH, beginning of period                                            2,373              150
                                                              --------------    --------------  ------------------

CASH, end of year                                              $     1,524      $       489     $          1,524
                                                              ==============    ==============  ==================

RECONCILIATION OF NET LOSS TO NET
        CASH FROM OPERATING ACTIVITIES
    Net loss                                                   $  (90,364)      $   (12,406)    $     (1,107,551)
    Adjustments to reconcile net loss to net cash
            from operating activities
        Depreciation and write-down of test
            facility to net salvage value                                                                109,694
        Services received in exchange for common stock              61,931                               154,676
        Changes in operating assets and liabilities
            Trade accounts payable                                  12,984            2,745              185,857
            Accrued interest                                          6,000           6,000               53,000
                                                              --------------    --------------  ------------------

NET CASH FROM OPERATING ACTIVITIES                             $    (9,449)     $    (3,661)    $       (604,324)
                                                              ==============    ==============  ==================

SUPPLEMENTAL DISCLOSURE OF
        NONCASH ACTIVITIES
    Common stock issued for services                           $   61,931       $         -     $        154,676
                                                              ==============    ==============  ==================

    Shares payable exchanged for common stock                  $        -       $         -     $         30,000
                                                              ==============    ==============  ===================

MARICULTURE SYSTEMS, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS


Mariculture Systems, Inc. (the Company) is a development stage company which has undertaken the development, manufacturing and marketing of products for the aquaculture industry. The products are primarily new technology in fish farming through the use of a rigid wall fish rearing system. The Company developed and constructed a test facility in June 1996. Fish were installed in October 1996 with harvest of the crop accomplished in August 1997. The test facility performed effectively. The crop that was harvested in August 1997 was sold to offset the costs associated with constructing the test facility. The Company has elected to expense all costs associated with the development, engineering, startup and operations that have been incurred. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Note 1 - Basis of Presentation
The interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-QSB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments consisting only of normal recurring accruals necessary for a fair presentation of the financial condition and the results of operations for the interim periods included herein have been made. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results to be anticipated for the year ending December 31, 2000. For additional information, refer to the audited financial statements and notes thereto, for the year ended December 31, 1999.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as of the date of the balance sheet, and revenues and expenses for the period. Actual results could differ from estimated amounts.

Note 2 - Accounting Pronouncements
In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 137 entitled Accounting for Derivative Instruments and Hedging Activities -Deferral of the Effective Date of SFAS Statement No. 133. The statement amends SFAS No. 133 to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company currently has no activity in derivative instruments and hedging activities, and does not expect that the adoption of this statement will have a material effect on its financial condition or results of operation.

MARICULTURE SYSTEMS, INC.
(A Developmental State Company)
NOTES TO CONDENSED FINANCIAL STATEMENTS



Note 3 - Common Stock


The Company from time to time enters into agreements with vendors and individuals to obtain goods and services for common stock. For the six months ended June 30, 2000, there were 261,900 shares so exchanged for $61,931 of legal and professional services.

Note 4 - Subsequent Events

In August 2000, the Company executed a promissory note in favor of Elaine Meilahn in the amount of ten thousand six hundred dollars ($10,600) at an interest rate of twelve percent (12%) per annum. The Note was in exchange for monies lent by Ms. Meilahn to the Company for working capital. The Note is payable on demand. Pursuant to the promissory note, the final disbursement from Elaine Meilahn to the Company was made in August 2000 in the amount of five thousand dollars ($5,000).

In September 2000, the Company entered into an Employment Agreement with Richard
J. Luce (Luce), to employ Luce as Vice President of Sales and Marketing. The term of the agreement is for a period of four (4) years and is automatically renewable for one (1) year. Mr. Luce's annual base salary is ninety three thousand five hundred dollars ($93,500.00) for the first year, one hundred thousand forty five dollars ($100,045) for the second year, one hundred seven thousand forty eight dollars ($107,048) for the third year, and one hundred fourteen thousand five hundred forty one dollars ($114,541) for the fourth year. However, no salary will be accrued during the first four (4) months of employment. Luce will also receive commission payments of one half percent (0.5%) based on gross sales of the Company products and an additional one half percent (0.5%) for all direct sales by Luce. Luce is also granted the right to purchase up to one hundred thousand (100,000) shares of the Company's restricted Common Stock at a price of four dollars ($4.00) per share. Twenty-five percent (25%) of the options shall become vested on January 1, 2001, and the remaining seventy-five percent (75%) of the options shall become vested at the equal rate of twenty-five percent (25%) upon each successive one (1) year anniversary date of employment. All vested options shall expire with three (3) years from the date of vesting.

PART III

Item 1.          Index to Exhibits
---------        ---------------------------

3.(i).1    (1)   Articles of Incorporation of Mariculture Systems, Inc. filed July 8, 1996.

3.(ii).1   (1)   Bylaws of Mariculture Systems, Inc.

4.1        (1)   Promissory Note in the amount of $18,000 bearing 10% interest in favor of
                  William Evans dated April 1996.

4.2        (1)   Form of Private Placement Offering of 1,200,000 common shares at $0.01 per share.

4.3        (1)   Promissory Note in the amount of $10,000 bearing 10% interest in favor of William
                 Evans dated January 1997.

4.4        (1)   Promissory Note in the amount of $22,000 bearing 10% interest in favor of William
                 Evans dated April 1997.

4.5        (1)   Form of Private Placement Offering of 985,000 common shares at $1.00 per share.

4.6        (1)   Promissory Note in the amount of $14,400 bearing 12% interest in favor of Elaine
                 Meilahn dated March 2000.

4.7        (1)   Promissory Note in the amount of $21,970 bearing 12% interest in favor of David
                 Meilahn dated March 2000.

4.8        (1)   Promissory Note in the amount of $10,600 bearing 12% interest in favor of Elaine
                 Meilahn dated August 2000.

4.9         *    Promissory Note in the amount of $5,000 bearing 12% interest in favor of
                 Elaine Meilahn dated December 1, 2000.

10.1       (1)   Share Exchange Agreement dated August 1996.

10.2       (1)   Agreement with Corporate Imaging dated July 1997.

10.3       (1)   Agreement with Stephen Jaeb dated August 1997.

10.4       (1)   Agreement with Reinforced Tank Products, Inc. dated April 1998.

10.5       (1)   License Agreement with David Meilahn dated December 1998.

10.6       (1)   Agreement with Sanford Tager dated September 1999.

10.7       (1)   Employment Agreement with Rich Luce dated September 2000.

10.8        *    Consulting Agreement with Websters' Inc. Dated December 1, 2000.

27.1        *    Financial Data Schedule.
-----------------------

(1) Incorporated herein by reference to the Company's Registration Statement on Form 10-SB.

(*  Filed herewith)

Item 2.          Description of Exhibits

     The documents required to be filed as Exhibits Number 2 and 6 and in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3 , 5 or 7 in Part III of Form 1-A and the reference to such Exhibit Numbers is therefore omitted. The following additional exhibits are filed hereto:

                                   SIGNATURES



     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: 12/19/00



By: /s/ David E. Meilahn
-------------------------------------------------------
President, Secretary, Treasurer and Chairman



By: /s/ Richard Luce
-------------------------------------------------------
Vice President, Sales & Marketing



By: /s/ Don N. Jonas
-------------------------------------------------------
Director



By: /s/ Robert Janeczko
-------------------------------------------------------
Director